SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

February 26, 2004

CONASEV
        Material Event

Dear Sirs:

Credicorp Ltd., in accordance with articles 10 and 28 of the Ley de Mercado de Valores and the CONASEV resolution N°107-2002-EF/94.10, complies in informing of the following Material Event or “Hecho de importancia”.

Credicorp’s Board, in a session held on Thursday, February 25, 2004, agreed, and in accordance with the powers granted by the Company’s Bye-Laws, to declare a dividend to its shareholders amounting to US$37,752,926.80. This amount is to be divided equally by 94,382,317, the total number of outstanding shares, representing US$0.40 per share. The dividend is to be paid to all shareholders who (i) have acquired shares in the company up to and including April 13, 2004, and (ii) are registered with the company by April 16, 2004 “Record Date”. The dividend will be paid on April 30, 2004.

In accordance with CONASEV Resolution No. 107-2002-EF/94.10.0, we are enclosing the external Auditor’s Report (from Medina, Zaldivar, Paredes & Asociados representatives in Perú of Ernst & Young) of the company’s consolidated financial statements as of December 31, 2003. The company’s Annual Report will be available by March 26 at the company's AGM and will also be posted on Credicorp's Web page at www.credicorpnet.com. These documents were approved by the company’s Board and are to be presented to shareholders at the company’s AGM as was communicated on January 23, 2004.

Similarly, the Annual Information Document is attached.

Sincerely,

Fernando Palao
Secretary
CREDICORP LTD.

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2003 and 2002 together with the Report of Independent Auditors

Credicorp Ltd. and Subsidiaries

Consolidated financial statements as of December 31, 2003 and 2002 together with the Report of Independent Auditors

Content

Report of Independent Auditors

Consolidated financial statements

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of changes in shareholders’ equity
Consolidated statements of cash flows
Notes to the consolidated financial statements

Report of Independent Auditors

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated balance sheet of Credicorp Ltd. and Subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Credicorp Ltd. and Subsidiaries as of December 31, 2002, and for the two years period then ended were audited by other independent auditors whose report, dated February 12, 2003, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS).

Countersigned by,

____________________
Juan Paredes
C.P.C Register N°22220

Lima, Peru,
February 19, 2004

Credicorp Ltd. and Subsidiaries

Consolidated balance sheets
As of December 31, 2003 and 2002

	Note	2003	2002
		US$(000)	US$(000)

Assets

Cash and due from banks:	4
Non-interest bearing		240,294	314,404
Interest bearing		1,372,436	1,867,986

		1,612,730	2,182,390
Investments:
Trading securities	5	98,150	605,104
Investments in securities available-for-sale	6	1,642,102	635,284

		1,740,252	1,240,388
Loans, net:	7
Loans, net of unearned income		4,481,496	4,817,663
Allowance for credit losses		(326,677)	(424,031)

		4,154,819	4,393,632
Premiums and other policies receivable		60,057	61,856
Reinsurance receivable		45,904	29,677
Property, furniture and equipment, net	8	264,533	290,185
Due from customers on acceptances		50,284	36,068
Assets seized, net	9	89,030	108,999
Other assets	10	276,785	286,436

Total assets		8,294,394	8,629,631

	Note	2003	2002
		US$(000)	US$(000)

Liabilities and shareholders’ equity
Deposits and other obligations:	11
Non-interest bearing		860,585	822,884
Interest bearing		5,125,645	5,558,316

		5,986,230	6,381,200

Due to banks and correspondents:	12
Short-term debt		96,311	124,961
Long-term debt		177,423	184,737

		273,734	309,698

Bankers’ acceptances outstanding		50,284	36,068
Reserve for property and casualty claims		303,587	224,754
Reserve for unearned premiums		66,084	48,703
Reinsurance payable		33,043	23,255
Other liabilities	10	182,112	233,856
Bonds issued	13	415,749	483,555

Total liabilities		7,310,823	7,741,089

Minority interest		72,841	64,742

Shareholders’ equity	14
Capital stock		471,912	471,912
Treasury stock		(73,177)	(73,177)
Capital surplus		140,500	140,500
Reserves		269,527	104,104
Retained earnings		101,968	180,461

Total shareholder’s equity		910,730	823,800

Total liabilities and shareholders’ equity		8,294,394	8,629,631

The accompanying notes are an integral part of these consolidated balance sheets.

Credicorp Ltd. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2003, 2002 and 2001

	Note	2003	2002	2001
		US$(000)	US$(000)	US$(000)

Interest income
Interest on loan transactions		457,826	420,341	544,255
Interest on deposits with banks		18,826	36,516	65,523
Interest from trading securities and investments
available-for-sale		60,455	72,724	82,607
Dividends on investments		11,178	2,293	2,387

Total interest income		548,285	531,874	694,772

Interest expense
Interest on deposits		(126,757)	(117,258)	(220,024)
Interest on loans from due to banks and correspondents		(17,235)	(25,285)	(59,177)
Other interest expenses		(18,322)	(35,527)	(39,341)

Total interest expense		(162,314)	(178,070)	(318,542)

Net interest income		385,971	353,804	376,230

Provision for credit losses	7(f)	(66,421)	(99,596)	(119,422)

Net interest income after provision for credit losses		319,550	254,208	256,808

Other income
Commissions from banking services		189,472	177,305	155,030
Net premiums earned	18	125,115	125,218	112,204
Net gain on foreign exchange transactions		23,681	22,582	17,549
Net (loss) gain on securities sale		1,969	(1,097)	31,737
Other	19	23,227	11,651	12,530

Total other income		363,464	335,659	329,050

Insurance activity claims
Net claims incurred		(23,844)	(23,701)	(26,349)
Increase in costs for future benefits for life and health
policies		(75,930)	(74,200)	(70,668)

		(99,774)	(97,901)	(97,017)

Other expenses
Salaries and employees’ benefits		(193,563)	(183,468)	(173,974)
Administrative expenses		(147,593)	(133,502)	(128,007)
Depreciation and amortization		(43,660)	(41,338)	(43,355)
Provision for assets seized	9(b)	(13,588)	(15,094)	(7,447)
Merger expenses	2	(18,587)	-	-
Amortization of goodwill	10(c)	(4,223)	(3,033)	(3,377)
Other	19	(27,746)	(27,751)	(34,619)

Total other expenses		(448,960)	(404,186)	(390,779)

Income before translation loss, income tax and minority
interest		134,280	87,780	98,062

Translation loss		(3,675)	(2,482)	(2,575)
Income tax	15(b)	(39,695)	(32,628)	(25,135)
Minority interest		(10,303)	(10,287)	(15,839)

Net income		80,607	42,383	54,513

Basic and diluted earnings per share in United States dollars	20	1.01	0.53	0.69

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of changes in shareholders’ equity
For the years ended December 31, 2003, 2002 and 2001

	Number of outstanding shares, note 20 (In thousands)	Capital stock US$(000)	Treasury stock US$(000)	Capital surplus US$(000)	Reserves US$(000)	Retained earnings US$(000)	Total US$(000)

Balances as of January 1st, 2001	94,382	471,912	(71,305)	145,064	98,186	138,873	782,730
Increase in treasury stock	-	-	(3,300)	(6,044)	-	-	(9,344)
Adoption of IAS 39, net of deferred income tax	-	-	-	-	-	4,461	4,461
Cash dividends, note 14(d)	-	-	-	-	-	(8,014)	(8,014)
Extraordinary cash dividends, note 14(d)	-	-	-	-	-	(15,894)	(15,894)
Net unrealized loss from investments available-for-sale, note 6(b)	-	-	-	-	-	(3,096)	(3,096)
Transfer of net realized gain from investments available-for-sale to the operations results, note 6(b)	-	-	-	-	-	(8,583)	(8,583)
Transfer of retained earnings to reserve	-	-	-	-	5,918	(5,918)	-
Net income	-	-	-	-	-	54,513	54,513

Balances as of December 31, 2001	94,382	471,912	(74,605)	139,020	104,104	156,342	796,773

Decrease in treasury stock	-	-	1,428	1,480	-	-	2,908
Cash dividends, note 14(d)	-	-	-	-	-	(15,987)	(15,987)
Net unrealized loss from investments available-for-sale, note 6(b)	-	-	-	-	-	(14,444)	(14,444)
Transfer of net realized loss from investments available-for-sale to the operations results, note 6(b)	-	-	-	-	-	12,167	12,167
Net income	-	-	-	-	-	42,383	42,383

Balances as of December 31, 2002	94,382	471,912	(73,177)	140,500	104,104	180,461	823,800

Cash dividends, note 14(d)	-	-	-	-	-	(23,922)	(23,922)
Net unrealized gain from investments available-for-sale, note 6(b)	-	-	-	-	-	18,844	18,844
Transfer of net realized loss and impairment losses from investments available-for-sale to the operations results, note 6(b)	-	-	-	-	-	11,401	11,401
Transfer of retained earnings to reserve	-	-	-	-	165,423	(165,423)	-
Net income	-	-	-	-	-	80,607	80,607

Balances as of December 31, 2003	94,382	471,912	(73,177)	140,500	269,527	101,968	910,730

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Consolidated statements of cash flows
For the years ended December 2003, 2002 and 2001

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Cash flows from operating activities
Net income	80,607	42,383	54,513
Add (deduct)
Provision for loan losses	66,421	99,596	119,422
Depreciation and amortization	43,660	41,338	43,355
Amortization of goodwill	4,223	3,033	3,377
Provision for assets seized	13,588	15,094	7,447
Minority interest	10,303	10,287	15,839
Provision for sundry risks	2,022	4,649	13,317
Deferred income tax	4,410	(2,115)	1,522
Net loss (gain) on securities sale	(1,969)	1,097	(31,737)
Translation loss	3,675	2,482	2,575
Purchase of trading securities	(4,098,504)	(4,154,437)	(2,631,092)
Sale of trading securities	4,605,458	4,106,170	2,430,876
Changes in assets and liabilities:
Decrease (increase) in loans	172,392	(114,347)	273,130
Decrease (increase) in other assets	(32,031)	36,457	(46,973)
Increase (decrease) in deposits and obligations	(394,970)	155,798	36,919
Decrease in due to banks and correspondents	(35,964)	(65,988)	(117,939)
Increase (decrease) in other liabilities	62,994	(28,326)	(61,564)

Net cash provided by operating activities	506,315	153,171	112,987

Cash flows from investing activities
Acquisition of Banco Santander Central Hispano S.A. - Peru,
net of cash acquired	-	140,782	-
Cash received from sales of Banco Capital	-	32,255	-
Purchase of investments available-for-sale	(1,746,201)	(322,656)	(393,085)
Sales of investments available-for-sale	771,597	340,100	432,136
Purchase of property, furniture and equipment	(29,919)	(22,864)	(30,848)
Sales of property, furniture and equipment	23,951	1,560	3,278

Net cash provided by (used in) investing activities	(980,572)	169,177	11,481

Cash flows from financing activities
Decrease (increase) in bonds issued	(67,806)	1,445	33,040
Sales (purchase) of treasury stocks	-	2,908	(9,344)
Cash dividends	(23,922)	(31,881)	(8,014)

Net cash provided by (used in) financing activities	(91,728)	(27,528)	15,682

Translation (loss) gain on cash and cash equivalents	(3,675)	(9,882)	4,725

Net increase (decrease) in cash and cash equivalents	(569,660)	284,938	144,875
Cash and cash equivalents at the beginning of the year	2,182,390	1,897,452	1,752,577

Cash and cash equivalents at the end of the year	1,612,730	2,182,390	1,897,452

Supplementary cash flows information:
Cash paid during the year for
Interest	146,972	101,185	327,459
Income taxes	59,064	3,487	3,699

Supplementary schedule of non-cash financing activities:
Dividends pending payments	-	-	15,894
Other accounts receivable from sale of Banco Capital	-	-	32,255

The accompanying notes are an integral part of these consolidated financial statements.

Credicorp Ltd. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2003 and 2002

1. Operations
Credicorp Ltd. (hereinafter “Credicorp”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policy and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and nonbanking subsidiaries, provide a complete range of financial services and products throughout Peru and in selected international markets. At December 31, 2003 and 2002, the major subsidiary of the Group is Banco de Crédito del Perú – BCP (hereinafter “BCP” or the Bank), a Peruvian universal bank.

The address of Credicorp’s main office is Calle Centenario N°156, La Molina, Lima, Perú. The Group employs approximately 9,314 and 9,226 employees as of December 31, 2003 and 2002, respectively.

The consolidated financial statements as of and for the year ended December 31, 2002 have been approved in the General Shareholders’ Meeting dated March 28, 2003. The accompanying consolidated financial statements as of and for the year ended December 31, 2003, will be submitted for approval at the Board of Directors and the General Shareholders’ Meeting that will occur within the period established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved without modifications.

2. Business developments
(a) Acquisition of Solución Financiera de Credito del Perú S.A. - In March 2003, BCP acquired a 45 percent interest in its subsidiary Solución Financiera de Crédito del Perú S.A. (hereafter “Financiera”), thus increasing its participation to 100 percent of its capital stock.

The amount paid for the aforementioned purchase amounted approximately to US$17.1 million, generating goodwill for approximately US$8 million, see note 10(c).

(b) Acquisition of Banco Santander Central Hispano S.A. - Peru - In December 2002, through a Tender Offer (TO), the BCP acquired 99.94 percent of Banco Santander Central Hispano S.A. - Perú (hereafter “BSCH - Peru”). According to Law 26702, BCP had a period no longer than 6 months to absorb this financial entity. In this respect, the BCP’s General Shareholders’ Meeting held on December 30, 2002, approved this transaction with effective date February 28, 2003.

The acquisition of BSCH - Peru and its subsidiaries has been recorded under the purchase accounting method, reflecting their assets and liabilities at their fair values at the date of acquisition. For practical reasons, the acquisition of BSCH - Peru and its subsidiaries has been considered as if this had been realized on November 30, 2002. The fair values of the identifiable assets and liabilities of such financial entity were as follows:

US$(000)

Cash acquired	190,782
Loans, net	658,835
Other assets	158,370
Total liabilities	(957,987)

Cash paid for the acquisition	50,000

The unaudited pro-forma combined results, as if BSCH - Perú had been acquired at the beginning of the years 2002 and 2001, respectively, are estimated to be as follows:

	2002	2001
	US$(000)	US$(000)

Net interest income	413,163	450,455
Net interest income after provision for loan losses	305,628	311,566
Net income	46,843	55,352
Basic and diluted earnings per share (in United States dollars)	0.59	0.70

This pro-forma information is presented for comparative purposes only and does not intend to be indicative of the results that would have resulted had the acquisition occurred at the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

3. Significant accounting policies
In the preparation and presentation of the accompanying consolidated financial statements, the Credicorp’s Management has complied with International Financial Reporting Standards - IFRS as of December 31, 2003 and 2002. Significant accounting principles and practices used in the preparation of Credicorp’s consolidated financial statements are described below:

(a) Basis of presentation and use of estimates -
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards - IFRS. These consolidated financial statements are prepared under the historical cost convention, except where otherwise stated.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of significant events in notes to the consolidated financial statements. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying consolidated financial statements are related to the computation of the allowance for credit losses, the measurement of financial instruments, the reserves for assets seized through legal actions and the valuation of derivatives. The accounting criteria used for each of these items are described below.

(b) Principles of consolidation -
Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. The consolidated financial statements incorporate the assets, liabilities, revenues and expenses of Credicorp and its subsidiaries. All inter-company transactions, balances and unrealized surpluses and deficits between Group companies have been eliminated. Where necessary, the accounting policies used by subsidiaries have been changed to ensure consistency with IFRS.

The companies that comprise the Group as of December 31, 2003 and 2002, with an indication of the percentage of participation owned directly and indirectly by Credicorp as of those dates, as well as other relevant information, based on information obtained before the eliminations to be considered for consolidation purposes are as follows:

Entity	Percentage of participation		Assets		Liabilities		Shareholders’ equity		Net income (loss)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
			US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Banco de Crédito del Perú - BCP (i)	96.22	96.22	6,687,581	7,312,169	6,042,445	6,731,278	645,136	580,891	97,218	64,640
Atlantic Security Holding Corporation (ii)	100.00	100.00	900,012	790,211	663,453	556,261	236,559	233,950	10,928	5,768
Pacífico - Peruano Suiza Compañía de Seguros y Reaseguros (iii)	75.83	75.83	587,237	480,570	438,620	332,437	148,617	148,133	9,218	10,111
Inversiones Crédito del Perú S.A. (iv)	99.99	99.99	72,135	50,011	26,800	29,375	45,335	20,636	2,988	(501)
Banco Tequendama (v)	99.99	99.99	293,895	270,681	264,836	234,077	29,059	36,604	118	(3,907)

(i) Banco de Crédito (BCP) is a universal bank, incorporated in Perú on 1889, authorized to engage in banking activities by the Superintendence of Banking and Insurance (SBS), the Peruvian banking and insurance authority.

(ii) Atlantic Security Holding Corporation is incorporated in the Cayman Islands. Its main activity is to invest in the capital stock of companies. Its most significant subsidiary is Atlantic Security Bank (ASB). ASB is also incorporated in the Cayman Islands and began operations on December 14, 1981, carrying out its activities through branches and offices in Grand Cayman, the Republic of Panama and the United States of America.

(iii) Pacífico - Peruana Suiza Compañia de Seguros y Reaseguros (PPS) is a Peruvian corporation whose main activity is the issuance and administration of property and casualty insurance and the performance of related activities. PPS also provides accident, health and life insurance.

(iv) Inversiones Credito del Peru S.A. (ICSA) is a Peruvian corporation incorporated on February 17, 1987, whose main activity is the investment in listed and non-listed equity securities.

(v) Banco Tequendama, acquired by Credicorp in January 1997, is a private banking institution, established on May 5, 1976 in accordance with Colombian laws and with a corporate life until June 30, 2010; this period could be extended in accordance with current legislation.

(c) Foreign currency translation -
The Group considers that its measurement currency is the U.S. dollar, because it reflects the economic substance of the underlying events and the circumstances relevant to the Group; insofar its main operations and/or transactions in the different countries where the Group operates, such as, the loans granted, the financing obtained, the sale of insurance premiums, the interest income and expenses, the salaries and the purchases are established and liquidated in U.S. dollars.

Credicorp’s subsidiaries maintain their accounting records in currencies of the countries in which operates. The subsidiaries are considered as foreign operations, as consequence, for consolidation purposes; they prepare their financial statements in U.S. dollars (their measurement currency) using the following methodology:

- Monetary assets and liabilities denominated in non-U.S. dollars currencies are translated to U.S. dollars equivalents using the free market exchange rates at the balance sheet date.

- Non-monetary accounts have been translated into U.S. dollars using the free market exchange rates on the date of the transactions.

- Revenues and expenses, except for those related to non-monetary assets, are translated monthly at weighted average exchange rates, with resulting gains and losses included in income.

The resulting translation adjustment into U.S. dollars is included in the consolidated statement of income.

(d) Financial instruments -
Financial instruments are classified as assets, liabilities or equity according to the substance of the contractual agreement that originated them. Interest, dividends, gains and losses relating to financial instruments classified as assets or liabilities are accounted for as expense or income. Financial instruments are offset when the Bank has a legally enforceable right to offset them and Management has the intention to settle them on a net basis or to realize the assets and charge off the liability simultaneously.

Financial assets and liabilities carried on the balance sheet include cash and due from banks, trading and available-for-sale securities, loans, accounts receivable and the liabilities. In addition, all derivative instruments and indirect loans (unfunded commitments) are considered to be financial instruments. The specific accounting policies on recognition and measurement of these items are disclosed in the accounting policies described in this note.

(e) Recognition of revenues and expenses for banking activities -
Interest income and expenses are recognized in the income statements on an accrual basis using the effective interest method; interest rates are determined based on free negotiations with clients.

Interest income is suspended when loans become doubtful of collection problems, such as when overdue by more than 90 days or when the borrower or securities’ issuer defaults, if earlier than 90 days. Such income is excluded from interest income until received. Uncollected income on such loans is reversed against income.

When Management determines that the debtor’s financial condition has improved, the accounting recording of interest thereon is reestablished on an accrual basis.

Interest income includes coupons earned on fixed income investment and trading securities and the accrued discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Commissions on financial and banking services are recognized as income on an accrual basis when earned.

All other revenues and expenses are recognized on an accrual basis as earned or incurred.

(f) Recognition of revenues and expenses for insurance activities -
Premiums from long-term contracts, mainly life insurance, are recorded when due earned. Premiums from short-term insurance contracts, mainly credit, life, accident and health policies, are earned over the related contract period. In this regard, a reserve for unearned premiums is recorded representing the unexpired portion of premium coverage to be applied in the following period on the basis of annual renewals.

The reserve for unearned premiums is calculated on an individual basis for each policy or coverage certificate, applying to the insurance premiums (direct insurance and reinsurance accepted premiums less ceded premiums), net of commissions and taxes, the unearned portion of the total risk (in number of days). Likewise, a premium deficiency reserve is made when the reserve for unearned premiums becomes insufficient to cover the risks and future expenses that correspond to the unexpired period of coverage at the date of calculation.

Management, on the basis of periodical reviews of the clients’ portfolio, determines the allowance for doubtful accounts related to premiums and installments outstanding.

Casualty claims are recorded when reported. The incurred but not reported claims (IBNR) are estimated and reflected as a liability, net of recoveries and reinsurance. The IBNR at December 31, 2003 and 2002, have been estimated by taking into consideration the arithmetic progression of the percentages computed over the actual figures for the past seven years. Management considers that the estimated amount is sufficient to cover any liability related to IBNR at December 31, 2003 and 2002. In determining insurance policy reserves, the Group performs a continuing review of its overall position, its reserving techniques and its reinsurance. A qualified actuary employed by the Group also reviews the reserves periodically. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed.

Policy acquisition costs (commissions) are deferred and subsequently amortized over the period in which the related premiums are earned.

(g) Loans and allowance for credit losses -
Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheets) loans are recorded when documents supporting such facilities are issued.

Credicorp classifies its loan portfolio into one of four categories based upon the purpose of the loan; these categories are: (i) commercial, (ii) micro-business, (iii) consumer and (iv) residential mortgage. Also, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

An allowance for credit losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of loans, for such purpose, Credicorp classifies all its loans into one of five risk categories, depending upon the degree of risk of nonpayment of each loan. The categories used by Credicorp are: (i) normal, (ii) potential problems, (iii) substandard, (iv) doubtful and (v) loss. Credicorp reviews its loan portfolio on a continuing basis in order to assess the completion and accuracy of its classification. For commercial loans the classification take into consideration several factors, such as the payment history of the particular loan, the history of Credicorp’s dealings with the borrower management, operating history, repayment capability and availability of funds of the borrower, status of any collateral or guarantee, the borrower’s financial statements, general risk of the sector in which the borrower operates, the borrower’s risk classification made by other financial institutions in the market and other relevant factors. For micro-business, consumer and residential mortgage, the classification is based on how long payments are overdue.

The allowance for credit losses is established based in the risk classifications and taking into consideration the guarantees and collateral obtained by the Group. Only the collateral received classified as “preferred”, “highly liquid preferred” or “self-liquidating preferred” are considered acceptable. Such collateral must be relatively liquid, have legally documented ownership, have no liens outstanding and have updated independent appraisals.

The allowance for credit losses also covers the estimated losses for impaired loans not specifically identified (loans classified as normal). This allowance is estimated based on historical and other relevant information.

In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provisions is accounted for.

When a loan is uncollectible, it is written off against the related allowance for credit losses; subsequent recoveries are credited to the provision for credit losses in the consolidated statement of income.

All loans considered impaired (such classified as potential problem, substandard, doubtful and loss) are analyzed by the Groups’ management, taking into consideration the present value of their expected cash flows, including the recoverable amounts of the guarantees and collateral, discounted at the original effective interest rate of each loan. Based on this analysis, management believes that the methodology used on a continuous and consistent basis by the Group, provides an allowance for credit losses that is in accordance with the requirements established by IFRS.

(h) Leasing transactions -
The Group granted only finance leases and recognized the present value of the lease payments as a loan. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease using the effective interest method, which reflects a constant periodic rate of return.

(i) Investments -
As from 2001, the Group classified its investments in accordance with IAS 39. Management determines the classification of its investments at the date of their purchase and evaluates such classification periodically. On January 1st, 2001, the Group recognized as a credit to retained earnings, the effect of the adoption of IAS 39, related to the accounting treatment of the investments available-for-sale for US$4.5 million.

The purchases and sales of investments are recognized at the date of the negotiation that corresponds to the date in which the Group commits itself to buy or sell the assets.

Investments acquired, including those directly from the issuer, mainly with the purpose of generating profits based on short-term price fluctuations, are considered as trading investments. Investments available-for-sale are those that the Group intends to hold for an undefined period and can be sold in response to liquidity needs or changes in market interest rates.

Trading investments and investments available-for-sale are initially recognized at cost, including the inherent costs of the transaction and subsequently are valued at their fair value.

Fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. All related realized and unrealized gains and losses of trading securities are included in the income statement. Unrealized gains and losses arising from changes in the fair value of securities classified as investments available-for-sale are recognized in equity, net of the related deferred income taxes and minority interest. Unrealized gains or losses are recognized in income of the year when the investments available-for-sale are sold or are impaired.

Securities sold subject to repurchase agreements (“repos”) are retained in the financial statements as investment securities and the counterparty liability is included in amounts due to banks and correspondents. Securities purchased under agreements to resell (“reverse repos”) are recorded as other accounts receivable. The difference between sale and repurchase price is treated as interest and accrued over the life of repo agreements using the effective yield method.

(j) Property, furniture and equipment -
Property, furniture and equipment are stated at acquisition cost less accumulated depreciation. Maintenance and repair costs are charged to profit and loss and significant renewals and improvements are capitalized. The cost and accumulated depreciation of assets sold or retired are eliminated from the corresponding accounts and the related gain or loss is included in the results of the year. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Years

Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Equipment and vehicles	5

The useful life assigned and depreciation method selected are periodically reviewed to ensure that the method and period of depreciation chosen are consistent with the economic benefit and life expectations for use of property, furniture and equipment items.

(k) Assets seized -
Assets seized are recorded at their estimated market value, obtained from valuations made by independent appraisals.

(l) Intangible -
Intangible included in the “Other assets” caption of the consolidated balance sheets comprise mainly intangible assets arising from acquisitions and the internal development of software used in Credicorp Ltd. and its subsidiaries operations. These assets are amortized using the straight-line method based on their estimated useful life, which are from 3 to 5 years.

(m) Goodwill -
Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary undertaking at the date of acquisition. Annually, goodwill is subject to an impairment test to assess whether the carrying amount is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

Goodwill on the acquisition of ASHC and PPS at the date of the exchange of shares (market value), which amounted to US$43.7 million, is being amortized using the straight-line method over a 20 year-period. Goodwill originated by the acquisition of Solución Financiera de Crédito del Perú S.A. for US$8 million, is amortized over a period of 5 years, note 10(c).

(n) Due from customers on acceptances -
Due from customers on acceptances corresponds to accounts receivable from customers for importation and exportation transactions, whose obligations have been accepted by the banks. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(o) Bonds issued -
Liabilities arising from the issuance of subordinated bonds, leasing bonds, mortgage bonds and mortgage notes are recorded at their face value and the corresponding interest is recognized in the consolidated statements of income on an accrued basis. Bond discounts determined at issuance are deferred and amortized over the term of the bonds using the effective interest method.

(p) Provisions -
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed in each period and are adjusted to reflect Management’s best estimate as of the consolidated balance sheet date. The amount recorded as a provision is equal to the present value of future payments expected to be needed to settle the obligation.

The provision for employees’ severance indemnities is based in the accrued liabilities determined at the end of each year based on the current salary of each employee.

(q) Contingencies -
Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the notes unless the possibility of an outflow of economic resources is remote.

Contingent assets are not recognized in the financial statements; however, they are disclosed when their contingency degree is probable.

(r) Workers’ profit sharing and income tax -
Income tax and workers’ profit sharing are computed based on individual financial statements of Credicorp and each one of its subsidiaries, based on accounting principles that are different from IFRS (tax basis) and, therefore, the accounting for income tax and workers' profit sharing in accordance with IFRS are both in accordance with the principles of IAS 12.

Deferred income tax and deferred workers’ profit sharing reflect the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its subsidiaries expect, at the consolidated balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred assets can be offset. At the consolidated balance sheet date, Credicorp assesses unrecognized deferred assets and the carrying amount of recognized deferred assets. Credicorp may recognize a previously unrecognized deferred assets to the extent that it has become probable that future tax benefits will allow their recovery or reduce a deferred asset to the extent that it is not probable that Credicorp and its subsidiaries will have sufficient tax benefits that would enable it to use part or the entire recognized deferred asset for accounting purposes.

Credicorp determines its deferred income tax considering the tax rate applicable to its undistributed earnings; any additional tax on dividends distribution is recorded on the date a liability for that concept is recognized.

(s) Earnings per share -
Basic and diluted earnings per share are computed based on the weighted average number of shares outstanding for the period, after deducting treasury stock. For the years ending December 31, 2003, 2002 and 2001, Credicorp has no financial instruments with dilutive effects; therefore, basic and diluted earnings per share are the same.

(t) Supplementary plan for workers’ profit sharing -
Profit sharing participations have been granted to certain executives and employees who have at least one year of service in Credicorp or any of its subsidiaries in the form of options on stock appreciation rights over certain number of Credicorp’s shares. Such options are granted at the market price of the shares of Credicorp on the date of the grant and are exercisable at that price, allowing the worker to obtain a gain from the difference between the market price of the share at the date of execution and the fixed exercise price, note 16. Expense recognized in income for the year corresponds to the difference between the strike price and the market price of the shares of the options that can be exercisable by the beneficiaries at the consolidated balance sheet date.

When Credicorp reprise or change the terms of the options, additional compensation is recorded equal to the difference between the liquidation price and the new market price of the underlying shares.

(u) Derivative financial instruments -
Transactions with derivatives, while providing effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as derivatives held for trading.

Derivative financial instruments are initially recognized in the consolidated balance sheet at cost and subsequently are remeasured at their fair value. Fair values are obtained based on market exchange rates or interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statements of income.

(v) Cash and cash equivalents -
For the purposes of the consolidated cash flow statements, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition, including cash, balances with central banks, overnight deposits and amounts due from banks.

(w) Financial statements as of December 31, 2002 and 2001 -
Certain reclassifications have been made to prior years financial statements to conform to current year presentation.

4. Cash and due from banks
(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)

Cash and clearing	228,965	320,595
Deposits in Peruvian Central Bank – BCRP (b)	929,557	1,317,030
Deposits in banks	454,208	544,765

Total	1,612,730	2,182,390

(b) As of December 31, 2003, includes US$385 million corresponding to an overnight operation (US$1,080 million at December 31, 2002), which earned interest at an annual effective rate of 0.98 percent (1.25 percent in 2002).

(c) Likewise, as of December 31, 2003, cash and due from banks include approximately US$301.8 million (US$291.3 million as of December 31, 2002), issued mainly from Banco de Credito of Peru, which represent the legal reserve that the Peruvian banks must maintain for its obligations with the public. These funds are deposited in the vaults of the Bank and in the BCRP, and are within the limits established by prevailing legislation.

Reserve funds kept in BCRP do not earn interest, except for the part of the demandable reserve in foreign currency that exceeds the minimum legal reserve. As of December 31, 2003, the monthly excess amounts to approximately US$884.1 million and earns interest in US Dollars at an annual rate of 1.05 percent (US$897.8 million and earned interest in US Dollars at an annual rate of 1.28 percent as of December 31, 2002).

5. Trading securities
(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)

Shares -
Listed equity securities	14,028	15,128

Bonds and similar instruments -
Peruvian Treasury Bonds (b)	28,196	96,109
Investments in foreign financial institutions	21,166	63,576
Mutual funds	20,529	36,314
Bank certificates	13,755	13,004
Corporate and leasing bonds	476	62,596
BCRP certificates of deposit (c)	-	184,033
Debt issued by Central Banks of other countries	-	49,809
Bonds from international financial institutions	-	42,082
Other	-	42,453

	84,122	589,976

Total	98,150	605,104

The reduction of the trading securities balance in relation to the previous year is explained by the Group's management decision to discontinue the trading activities mainly with BCRP certificates of deposit, in order to maintain a more stable position in this kind of investments which have a better yield, less risk and volatility. As result; after the liquidation of the balance maintained as of December 31, 2002 during the year 2003, the new purchases of those and other investments have been classified as available-for-sale, see note 6.

(b) The Peruvian Treasury bonds are issued in Peruvian Currency by the Economic and Financial Ministry, have an active market quotation in the Peruvian market and are traded daily with third parties. In 2003, these bonds accrued interest at annual rates that ranged between 5.89 and 12.85 percent (between 6.53 and 10.37 percent in 2002), and have maturities between June 2004 and January 2005.

(c) BCRP certificates of deposit are instruments in Peruvian currency with maturities due within one year. Annual interest rates in Peruvian currency ranged between 3.54 and 6.21 percent in 2002.

6. Investments available-for-sale
(a) This item is made up as follows:

	2003				2002

	Amortized cost	Unrealized gross amount		Estimated fair value	Estimated fair value

		Gain	Losses
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Fixed maturity -
Corporate bonds (c)	717,661	10,514	(1,076)	727,099	304,771
BCRP certificates of deposit (d)	375,403	395	(85)	375,713	-
Government Treasury Bonds (e)	155,561	877	(965)	155,473	48,974
Bonds from international financial institutions (f)	86,410	112	(1,663)	84,859	-
Mutual funds	60,707	2,220	-	62,927	22,338
Commercial papers	53,208	-	-	53,208	16,264
Participation in RAL’s funds (g)	40,861	-	-	40,861	40,594
Debt issued by Central Banks of other countries	13,172	23	-	13,195	17,769
Other	17,640	6	(3)	17,643	39,372

	1,520,623	14,147	(3,792)	1,530,978	490,082

Shares
Listed securities	46,698	25,296	-	71,994	99,124
Non-listed securities	42,212	244	(3,326)	39,130	46,078

	88,910	25,540	(3,326)	111,124	145,202

Total	1,609,533	39,687	(7,118)	1,642,102	635,284

(b) The net unrealized gains and losses, and the provision for impairment recorded by the Group are presented as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Net unrealized gains (losses)	18,844	(14,444)	(3,096)
Net realized gains (losses)	7,265	(4,038)	8,583
Provision for permanent impairment on investments	(18,666)	(8,129)	-

(c) As of December 31, 2003 and 2002, the Group mainly maintains corporate bonds for US$727.1 and US$304.8 million, respectively, with maturities between January 2004 and February 2011. These bonds accrue interests at annual effective rates that range between 4.03 and 10.4 percent for the bonds denominated in Peruvian currency (between 3.46 and 13.56 percent in 2002), and between 2.51 and 10.25 percent for the bonds denominated in US dollars (between 6.5 and 8.05 percent in 2002).

(d) BCRP certificates of deposit are discounted Peruvian currency instruments with maturities due within one year. These certificates have been acquired in public auctions. Annual interest rates in Peruvian currency range between 2.73 and 5.57 percent.

(e) Correspond to credit instruments for US$62.4, US$34.8 and US$15.0 million issued by US Government agencies, the Peruvian Government and the Government of El Salvador, respectively. Their maturities are between June 2004 and November 2033 at annual interest rates that range between 1.69 and 9.88 percent (between 1.20 and 8.00 percent in 2002).

(f) Comprise mainly of USS$53.3 and US$16.5 million of debt instruments issued in US dollars by Corporación Andina de Fomento - CAF and by Fondo Latinoamericano de Reservas - FLAR, respectively. Such bonds have maturities between March 2004 and August 2006. Annual interests rates are between 3.0 and 8.88 percent (between 6.75 and 8.88 percent in 2002).

(g) The participation quotas in the Fund “Requirement of Cash Assets (RAL for its Spanish denomination), stated at Bolivian pesos, are comprised of investments made by the Group in the Central Bank of Bolivia as a collateral for the deposits maintained with the public. Such fund has restrictions for its use and it is required for all the banks established in Bolivia. The fund accrues interest at an average annual rate of 2.1 percent (1.89 percent in 2002).

(h) As of December 31, 2003 and 2002, the amortizable cost and market value of the investments classified by maturity were as follows:

	2003		2002

	Amortized	Market	Market
	cost	value	value
	US$(000)	US$(000)	US$(000)

From 3 months to 1 year	617,690	619,511	24,110
From 1 to 5 years	780,631	789,119	246,832
Over 5 years	122,302	122,348	219,140
Without maturity (shares)	88,910	111,124	145,202

Total	1,609,533	1,642,102	635,284

7. Net loans
(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)
Direct loans
Loans	3,147,982	3,268,102
Discounted notes	176,991	180,314
Advances and overdrafts	181,986	169,132
Leasing receivables	452,635	491,666
Factoring receivables	56,446	62,302
Refinanced and restructured loans	296,116	330,842
Past due and under legal collection loans	256,208	406,136

	4,568,364	4,908,494
Less
Unearned interest	(86,868)	(90,831)
Allowance for credit losses	(326,677)	(424,031)

Total direct loans	4,154,819	4,393,632

Indirect loans, note 17	782,886	956,930

(b) Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

(c) As of December 31, 2003 and 2002, the Group’s direct loan portfolio is distributed among the following economic sectors:

	2003	%	2002	%
	US$(000)		US$(000)
Sector
Manufacturing	1,461,350	32.0	1,592,191	32.4
Commerce	560,052	12.3	617,491	12.6
Consumer and mortgage loans	920,016	20.1	522,998	10.7
Electricity, gas and water	211,610	4.6	302,976	6.2
Leaseholds and real estate activities	233,506	5.1	281,753	5.7
Mining	233,355	5.1	227,879	4.6
Financial services	96,371	2.1	210,404	4.3
Communications, storage and transportation	189,612	4.2	209,174	4.3
Agriculture	142,697	3.1	158,500	3.2
Fishing	90,795	2.0	104,604	2.1
Construction	70,676	1.5	86,632	1.8
Education, health and other services	106,296	2.3	93,851	1.9
Other	252,028	5.6	500,041	10.2

Total	4,568,364	100.0	4,908,494	100.0

(d) As of December 31, 2003 and 2002, the credit risk classification of the Group’s loan portfolio is as follows:

	2003						2002
Risk category	Direct credits		Indirect credits		Total		Direct credits		Indirect credits		Total
	US$(000)%		US$(000)%		US$(000)%		US$(000)%		US$(000)%		US$(000)%

Normal	3,480,701	76.2	682,732	87.3	4,163,433	77.8	3,633,983	74.0	863,475	90.2	4,497,458	76.7
Potential problems	437,682	9.6	67,551	8.6	505,233	9.4	456,056	9.3	66,488	6.9	522,544	8.9
Substandard	240,316	5.3	25,266	3.2	265,582	5.0	334,423	6.8	18,895	2.0	353,318	6.0
Doubtful	266,723	5.8	4,928	0.6	271,651	5.1	239,101	4.9	6,324	0.7	245,425	4.2
Loss	142,942	3.1	2,409	0.3	145,351	2.7	244,931	5.0	1,748	0.2	246,679	4.2

	4,568,364	100.0	782,886	100.0	5,351,250	100.0	4,908,494	100.0	956,930	100.0	5,865,424	100.0

(e) As of December 31 2003 and 2002, the Group’s structure of its direct loan portfolio by the country in which its clients are located was as follows:

	2003	2002
	US$(000)	US$(000)
Country
Peru	3,937,093	4,293,097
Bolivia	340,382	313,968
Colombia	222,085	224,258
Other	68,804	77,171

Total	4,568,364	4,908,494

(f) The movement in the allowance for credit losses (direct and indirect loans) is shown below:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Balances at January 1st	424,031	344,433	341,487
Provision	66,421	99,596	119,422
Recoveries of written off loans	17,416	12,050	14,935
Allowance for the loan portfolio acquired from BSCH - Peru	-	122,841	-
Loan portfolio sold and written-off	(185,688)	(150,102)	(124,690)
Translation result	4,497	(4,787)	(6,721)

Balance at December 31	326,677	424,031	344,433

In Management’s opinion, the allowance for credit losses, according to the IFRS, recorded as of December 31, 2003, 2002 and 2001 are sufficient to cover the potential losses on loans, see note 3(g).

(g) Loan collaterized by commercial and mortgage loan portfolio - On December 6, 2002, BCP entered into a purchase-sale agreement with a Peruvian financial entity to acquire a commercial loan portfolio up to US$30 million, of which BCP acquired US$24.8 million as of December 31, 2002. As part of the agreement BCP designated the same Peruvian financial entity as the collection agency. As of December 31, 2002, the balance of the portfolio amounted to US$10.2 million, net of the repurchase made until such date for US$14.6 million. In March 2003, the Peruvian financial entity repurchases the total outstanding balance of such portfolio for US$10.2 million. The price paid by the Peruvian financial entity for each repurchase credit was the initial price of acquisition plus a premium equivalent to an annual effective interest rate of 5 percent.

In addition, as of December 31, 2002, BCP acquired a mortgage loan portfolio amounting to US$72.2 million. The terms of the agreement consider the collection by BCP of a disbursement commission of 0.5 percent, as well as an amount that should withheld as a guarantee equivalent to 15 percent of the principal of the mortgage loans acquired, which was deposited in the BCP. As part of the agreement BCP designated the Peruvian financial entity as the collection agent. The Peruvian financial entity has repurchase this mortgage portfolio, being the agreed price the cost of acquisition plus a premium equivalent to an annual effective interest rate of 5 percent. As of December 31, 2002, the balance of the acquired mortgage credit portfolio amounted to US$71.2 million.

These operations have been recorded as a commercial loan granted to the Peruvian financial entity that are collaterized with the aforementioned commercial and mortgage loan portfolio.

The aforementioned operations have been completed and cancelled during the year 2003.

(h) An important part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages; trust assignments, credit instruments, financial instruments, industrial pledges and mercantile pledges.

(i) As of December 31, 2003 and 2002, the gross loan portfolio classified by maturity, based in the remaining period to the repayment date is as follows:

	2003	2002
	US$(000)	US$(000)
Outstanding loans -
Up to 1 year	2,752,828	3,095,915
From 1 to 5 years	1,024,954	934,179
Over 5 years	534,374	472,264

Past due loans -
Up to 4 months	50,981	82,259
Over 4 months	82,439	91,028
Under legal collection loans	122,788	232,849

Total	4,568,364	4,908,494

Interest on past due loans and loans in legal collection are recognized when collected. As of December 31, 2003, 2002 and 2001, the interest income and its respective allowance that had been recorded for these credits amount approximately to US$14.0, US$28.3 and US$22.7 million, respectively.

8. Property, furniture and equipment and accumulated depreciation

(a) The movement of property, furniture and equipment and accumulated depreciation, for the years ended 2003 and 2002, is as follows:

	Land	Buildings and other construction	Installations	Furniture and equipment	Vehicles	Work in progress	2003	2002
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost -
Balance as of January 1st	39,144	261,415	65,759	203,119	38,234	4,326	611,997	554,921
Additions	350	2,381	5,652	14,497	3,579	3,460	29,919	22,864
Assets incorporated for merger with BSCH - Peru	-	-	-	-	-	-	-	40,306
Retirements and transfers	(5,855)	(6,798)	(4,485)	(9,809)	(8,349)	(1,846)	(37,142)	(6,094)

Balance as of December 31	33,639	256,998	66,926	207,807	33,464	5,940	604,774	611,997

Accumulated depreciation -
Balance as of January 1 st	-	114,347	35,559	150,761	21,145	-	321,812	296,051
Additions	-	7,731	5,729	15,478	2,682	-	31,620	29,642
Assets incorporated for merger with BSCH - Peru	-	-	-	-	-	-	-	460
Retirements and transfers	-	(843)	(2,596)	(201)	(9,551)	-	(13,191)	(4,341)

Balance as of December 31	-	121,235	38,692	166,038	14,276	-	340,241	321,812

Net book value	33,639	135,763	28,234	41,769	19,188	5,940	264,533	290,185

(b) Banks, financial institutions and insurance companies located in Peru are not allowed to pledge their fixed assets.

9. Assets seized, net

(a) As of December 31, 2003 and 2002, this caption includes land, buildings and machinery and equipment received in payment of loans. Seized assets were recorded at estimated fair values determined on the basis of technical third party appraisals. This item is made up as follows:

	2003	2002
	US$(000)	US$(000)

Assets seized	124,077	136,066
Reserve	(35,047)	(27,067)

Total	89,030	108,999

(b) The changes in the provision for assets seized are summarized as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Balances as of January 1st	27,067	16,762	18,280
Provision	13,588	15,094	7,447
Amount recovered for sale of assets seized	(5,608)	(4,789)	(8,965)

Balances as of December 31	35,047	27,067	16,762

10. Other assets and other liabilities

(a) These items are made up as follows:

	2003	2002
	US$(000)	US$(000)
Other assets -
Interest, commissions and accounts receivable	85,072	118,035
Operations in process (b)	32,849	38,406
Goodwill, net (c)	32,510	28,741
Income tax prepayments	31,374	21,770
Deferred expenses	28,780	23,108
Intangibles, net (d)	22,206	22,200
Deferred income tax, note 15(b)	20,305	12,858
Accounts receivable for derivatives instruments	3,974	8,243
Other	19,715	13,075

Total	276,785	286,436

Other liabilities -
Interest and other accounts payable	85,840	106,394
Payroll taxes, salaries and other personnel expenses payable	28,695	24,940
Deferred income tax, note 15 (b)	23,022	25,085
Operations in process (b)	22,817	47,763
Contributions	10,591	17,521
Provision for sundry risks (e)	10,078	11,942
Accounts payable for derivatives instruments	1,069	211

Total	182,112	233,856

(b) Operations in process include deposits received, loans disbursed, payments collected, funds transferred and other similar types of transactions, which are realized at the end of the month and not reclassified to their final balance sheets accounts until the beginning days of the following month. These transactions do not affect the Group’s net income.

(c) The movement of goodwill for the years 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)
Cost -
Balance as of January 1st	49,999	49,999	49,999
Additions, note 2	7,992	-	-

Balances as of December 31	57,991	49,999	49,999

Accumulated amortization -
Balance as of January 1st	21,258	18,225	14,848
Additions	4,223	3,033	3,377

Balances as of December 31	25,481	21,258	18,225

Net cost	32,510	28,741	31,774

(d) Intangibles primarily consist of purchased software.

(e) The movement of the provision for sundry risks for the years 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)

Balances as of January 1st	11,942	14,628	9,714
Provision, note 19	2,022	4,649	13,317
Deductions	(3,886)	(7,335)	(8,403)

Balances as of December 31	10,078	11,942	14,628

This provision mainly comprises the provisions for the estimated losses in legal actions against the Group and other similar obligations, which have been recorded based on Management’s and its legal advisors estimates.

11. Deposits and obligations

(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)

Non-interest bearing deposits and obligations -
In Peru	726,492	762,013
In other countries	134,093	60,871

	860,585	822,884

Interest bearing deposits and obligations -
In Peru	4,053,237	4,436,685
In other countries	1,072,408	1,121,631

	5,125,645	5,558,316

Total	5,986,230	6,381,200

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in such accounts. Additionally, according to such policy, it was established that the balances that were lower than a specified amount, for each type of account, do not bear interest.

(b) As of December 31, 2003 and 2002, the balance of deposits and obligations by type of transaction is made up as follows:

	2003	2002
	US$(000)	US$(000)

Time deposits	2,426,782	2,589,221
Demand deposits	1,491,679	1,455,608
Saving deposits	1,482,610	1,700,878
Severance indemnity deposits	527,434	552,174
Bank certificates	57,725	83,319

Total	5,986,230	6,381,200

(c) As of December 31, 2003, 51 percent of deposits and obligations were concentrated in approximately 28,975 clients (31,809 as of December 31, 2002). As of December 31, 2003, the total amount of individual time deposits and bank certificates that exceed of US$100,000 are approximately US$2,124.5 and US$11.7 million, respectively (US$1,507.7 million and US$33.1 million, respectively as of December 31, 2002).

(d) Interest rates applied to different deposits and obligations accounts are determined by the Group considering interest rates prevailing in the market in which the subsidiaries operate.

(e) The time deposits balance classified by maturity is as follows.

	2003	2002
	US$(000)	US$(000)

From 3 months to 1 year	1,824,324	1,823,539
From 1 to 5 years	513,362	728,908
More than 5 years	89,096	36,774

Total	2,426,782	2,589,221

12. Due to banks and correspondents

(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)
By type -
Due to banks and correspondents (b)	182,676	194,741
Promotional credit lines (c)	59,164	82,835
Interbank funds	28,618	29,925
Loans of international funds	3,276	2,197

Total	273,734	309,698

By term -
Short-term debt	96,311	124,961
Long-term debt	177,423	184,737

Total	273,734	309,698

(b) The balance of the liabilities with banks and correspondents correspond to the following operations:

- Bank loans obtained by the Group mainly to finance foreign trade and working capital amounted to US$84.1 million (US$68.2 million in 2002).

- The amount owed from a loan transaction made in November 1998, amounting to US$100 million, with maturities until November 2005, secured by the collection of the BCP’s future inflows corresponding to the consumptions and cash advances made in Peru through the credit cards of Visa International issued by foreign banks. In this transaction, Deutsche Bank AG. of Germany acted as trustee for the securitization operation. This obligation will be paid through the transfers of funds corresponding to the future inflows to be received by BCP from Visa International, which will be deposited directly by Visa International in a special account managed by Deutsche Bank A.G. of Germany. This transaction bears an annual interest rate of 5.74 percent. As of December 31, 2003 and 2002, the securitization obligation amounted to US$33.3 and US$48.4 million, respectively.

In addition, BCP has signed an insurance policy with MBIA Insurance Corporation of New York that guarantees the future cash inflows to pay the quarterly payments with maturities November 2005.

- The amount owed from a securitization transaction made by the BCP in January 2001 amounting to US$100 million, with maturity until January 2008, corresponding to the future collection of the orders of payment in US Dollars related to the transfers of funds received from banks located outside Peru associated with the Society for Worldwide Interbank Financial Telecommunications (Swift). In this transaction, ING Barings acted as trustee for the securitization transaction. This transaction bears a monthly interest rate that fluctuates between 1.44 and 1.83 percent (between 1.73 and 2.41 percent in 2002). As of December 31, 2003 and 2002 the balance of this obligation amounts to US$65.3 million and US$78.2 million, respectively.

(c) Promotional credit lines represent loans granted to BCP by Corporacion Financiera de Desarrollo (COFIDE) and Banco Interamericano de Desarrollo (BID), for promoting the development of the Republic of Peru. As of December 31, 2003 and 2002, these credit lines are guaranteed with a loan portfolio amounting to US$43.2 and US$18.4 million, respectively, and include covenants specifying the use of funds, financial conditions that the borrower must maintain and other administrative matters.

(d) Maturities of due to banks and correspondents are shown below, based in the remaining period to the repayment date:

	2003	2002
	US$(000)	US$(000)

Up to 1 year	96,311	130,961
From 1 to 5 years	137,627	135,822
Over 5 years	39,796	42,915

Total	273,734	309,698

13. Bonds issued

(a) This item is made up as follows:

	Weighted annual rate	Maturity	2003	2002
	%		US$(000)	US$(000)

Corporate bonds	6.29	Between March 2004 and August 2006	55,409	36,561
Leasing bonds	5.93	Between June 2004 and November 2010	232,993	350,191
Mortgage bonds	7.71	Between May 2011 and April 2012	30,207	28,454
Subordinated bonds	6.82	Between August 2007 and October 2010	97,140	68,349

Total			415,749	483,555

(b) Leasing and mortgages loans are collateralized by the fixed assets financed by the Group with these resources.

(c) The issued bonds balance as of December 31, 2003 and 2002, classified by maturity, is shown below:

	2003	2002
	US$(000)	US$(000)

Up to 1 year	34,487	223,523
From 1 to 5 years	247,005	101,846
Over 5 years	134,257	158,186

Total	415,749	483,555

14. Shareholders’ equity

(a) Capital stock -
As of December 31, 2003, 2002 and 2001, the capital stock is represented by 94,382,317 outstanding common shares, with a par value of US$5.

(b) Treasury stock -
Treasury stock corresponds to the nominal value of Credicorp’s shares owned by Group companies, which amounts to 14,634,925 shares as of December 31, 2003 and 2002 (14,920,825 shares as of December 31, 2001). The difference between the acquisition cost of US$186.5 million and their par value of US$73.2 million is recorded as a capital surplus.

(c) Reserves -
In accordance with the laws that regulate financial and insurance activities of the Group’s subsidiaries, they are required to establish a reserve of up to at least 35 percent of their paid-in capital through annual transfers of at least 10 percent of their net income. These reserves amount to approximately US$247.1 y US$242.1 million as of December 31, 2003 and 2002, respectively.

Credicorp has recorded similar reserves on a consolidated basis, which are not subject to any restriction.

(d) Dividends distribution -
During 2003, 2002 and 2001, Credicorp paid cash dividends for approximately US$23.9, US$16.0 and US$8 million, respectively. In addition, in 2001 the Board of Directors agreed to distribute an extraordinary dividend of approximately US$15.9 million related to the gain generated by the Group on the sale of the Union de Cerveceras Peruanas Backus y Johnston S.A. shares.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. According to note 15, since 2003 the tax regime applicable to dividends has been modified.

(e) Shareholders’ equity for legal purposes (Regulatory capital) -
The regulatory capital for the subsidiaries engaged on financial activities (hereafter “the financial group”) amounted approximately to US$809.4 million and US$820.1 million as of December 31, 2003 and 2002, respectively. This regulatory capital has been determined in accordance with the Superintendencia de Banca y Seguros del Perú regulations in force as of such dates. The assets and indirect credits weighted by credit risk, determined by the financial group, amount approximately to US$5,367.3 million and US$576.9 million, respectively, generating a global ratio for credit and market risk of 10.8 times the regulatory capital of the financial group as of December 31, 2003 (9.6 times as of December 31, 2002). According to the Banking law, this ratio cannot be more than 11 times higher than regulatory capital.

15. Taxes

(a) Credicorp is not subject to any type of income taxes, nor taxes on capital gains, equity or property. The Peruvian subsidiaries are subject to corporate taxation on income under the Peruvian Tax system. The statutory income tax rate payable in Peru is 27 percent of taxable income (as of December 31, 2001 the income tax rate was 30 percent which could be reduced to 20 percent for the re-invested portion of the taxable income of the subsidiaries).

ASHC and its subsidiaries are not subject to taxes in the Cayman Islands nor Panama. For the years ended December 31, 2003, 2002 and 2001, no taxable income was generated from its operations in the United States of America.

A reconciliation of the differences between the statutory income tax rate and the effective tax rate for the Group is shown as follows:

	2003	2002	2001
	%	%	%

Peruvian statutory tax rate	27.00	27.00	30.00
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) arising from net income of subsidiaries not domiciled in Peru	6.00	8.00	(2.00)
(ii) Non-taxable costs (income), net	(2.00)	3.00	(8.00)
(iii) Adjustment of deferred income tax for changes in rates	2.00	-	3.00

Effective income tax rate	33.00	38.00	23.00

(b) In 2003, 2002 and 2001, the deferred income tax has been calculated on all temporary differences applied at an income tax rate of 30 percent for 2003 and 27 percent for 2002 and 2001. The income tax expense analysis as of December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)
Current -
Peruvian	33,206	34,344	23,266
In other countries	2,079	399	347

	35,285	34,743	23,613

Deferred -
Peruvian	982	(2,115)	392
Adjustment of deferred income tax for change in rates	3,428	-	1,130

	4,410	(2,115)	1,522

Total	39,695	32,628	25,135

A portion of the Group’s deferred tax asset arises from part of the provisions for sundry risks and for credit losses, which are not deductible for income tax purposes until they comply with all the requirements established by the tax authorities. Therefore, the Group has recorded an accumulated deferred tax asset (including the effect of the workers’ profit sharing) to reflect the future tax benefit of the deduction of these provisions.

The Group’s deferred tax liability arises mainly from the depreciation of certain buildings from the BCP and PPS that is not acceptable for tax purposes and from leasing operations.

The following table shows a summary of the Group’s deferred income taxes:

	2003	2002
	US$(000)	US$(000)

Assets
Allowance for credit losses	10,023	5,693
Reserve for sundry risks	5,583	4,462
Tax loss carry-forward	1,590	2,136
Other	3,109	567

	20,305	12,858
Tax loss carry-forward of ASHC - Miami	-	4,831
Allowance for deferred tax corresponding to the tax loss carry-forward	-	(4,831)

Net deferred income tax assets	20,305	12,858

Liabilities
Provision for assets seized	(7,479)	(2,131)
Fixed assets	(6,511)	(8,412)
Leasing operations	(4,507)	(4,430)
Intangibles	(3,731)	(5,621)
Other	(794)	(4,491)

Deferred income tax liabilities	(23,022)	(25,085)

Net deferred income tax liability	(2,717)	(12,227)

(c) As of December 31, 2002, ASHC’s Miami agency had United States federal tax loss carry forwards available to reduce future taxable income, if any, for approximately US$17.9 million. Due to the uncertainty regarding the Agency’s ability to generate future federal and state taxable income needed to utilize the net deferred tax assets, the net deferred tax assets related to those tax loss carry-forward were not recorded. Such tax loss carry-forward was not recovered because the agency ceased operations during the year 2003.

(d) The Peruvian tax authorities have the right to review and, if necessary, amend the annual tax returns of the Peruvian subsidiaries. Fiscal years 2001 through 2003, inclusive, are pending review by the tax authorities. Any additional tax arising as a result of examination by the tax authorities will be charged to income in the year when such tax is determined, if any. At present, it is not possible to estimate the adjustments that the tax authorities may determine. However, in Management’s opinion, it is not expected that any additional assessments will be determined in amounts considered significant to the consolidated financial statements as of December 31, 2003 and 2002.

16. Stock option rights

As indicated in note 3(t), Credicorp has granted options over Credicorp’s stock appreciation rights to certain key executives and employees who have at least one year’s service in Credicorp or any of its subsidiaries. The options expire after eight (8) years and 25 percent of the appreciation rights granted may be exercised during each of the first four years of the plan.

At the end of the fourth year and until the expiration date of the option, all or a portion of the options that are still outstanding under the plan may be exercised at any time. As of December 31, 2003, 298,500 appreciation rights had been exercised (1,250 as of December 31, 2002) under this plan for an approximate amount of US$1 million.

The number of stock appreciation rights options outstanding and the price of such rights at December 31, 2003, 2002 and 2001 are as follows:

Year	Number of shares	2003	2002	2001
		US$	US$	US$

1999	366,000	8.94	9.09	9.39
2000	429,000	10.10	10.25	10.50
2001	481,500	6.90	7.05	7.30
2002	515,000	8.58	8.73	-
2003	569,750	9.77	-	-

In 2003 and 2002, the Group has recorded a provision for those options that could be executed corresponding to the difference between the price of the option and the quoted price at the consolidated balance sheet date (1,555,813 and 1,240,875, respectively), amounting approximately to US$8.4 and US$0.9 million, respectively. The provisions were recorded in the caption “Remunerations and employees’ benefits” of the consolidated statement of income. The quoted price of the Credicorp’s shares in the New York Stock Exchange as of December 31, 2003, 2002 and 2001 was US$13.35, US$9.4 and US$8.75, respectively.

In 2003 and 2002, the options prices were modified and informed to the executives of the Group.

17. Off-balance sheet accounts

(a) This item is made up as follows:

	2003	2002
	US$(000)	US$(000)

Contingent credits
Guarantees and stand by letters (c)	629,944	816,844
Import and export letters of credit (c)	152,942	140,086

	782,886	956,930

Responsibilities under credit lines agreements	570,276	188,428
Financial derivative contracts, net (d)	135,647	269,500
Swaps contracts (e)	98,083	10,784

Total	1,586,892	1,425,642

(b) In the normal course of its business, the Group’s banking subsidiaries are party to transactions with off balance sheet risk. These transactions expose the Group’s banking subsidiaries to credit risk in addition to the amounts recognized in the consolidated balance sheet. Credit risk for off-balance sheet financial instruments is defined as the possibility of sustaining a loss because any other party to a financial instrument fails to perform in accordance with the terms of the contract. The Group’s exposure to losses under commitments to extend credit, provide export and import letters of credit and guarantees is represented by the contractual amount specified in these instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, including the requirement to obtain collateral to support off-balance sheet financial instruments, note 7, when it is deemed necessary. Collateral held varies, but may include deposits held in financial institutions, securities or other assets.

Due to the fact that many of the contingent transactions are expected to expire without any performance being required, the total committed amounts do not necessarily represent future cash requirements.

(c) Export and import letters of credit and guarantees and stand by letters are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Export and import letters of credit are mainly issued as credit enhancements for overseas commercial transactions. Risks associated with these credits are reduced by the participation of third parties.

(d) As of December 31, 2003 and 2002, Credicorp has as transactions with derivatives commitments related to purchase and sale agreements for foreign currency forwards. Foreign currency forwards are commitments to buy or sell currency at a future date at a contracted price. Risk arises from the possibility that the counter-party to the transaction does not perform as agreed. As of December 31, 2003 and 2002, forward foreign currency purchase and sale agreements referred to above include nominal amounts of approximately US$313.9 and US$530.6 million, respectively, see note 22, with maturities not greater than one year. These agreements are executed to satisfy client requirements and are recognized in the financial statements at fair market value.

(e) Interest rate swaps are derivatives contracts, which exchange of variable interest rates for fixed interest rates. The risk arises each time the projected level of the variable rate during the term of the operation is higher than the swap rate, as well as from non-compliance with contractual terms by one of the parties. As of December 2003, the notional amount of interest rate swap contracts in force was approximately US$98.1 million (approximately US$10.8 million at December 31, 2002). These contracts are recorded at fair market value.

18. Net premiums earned

In the ordinary course of its business PPS, Credicorp’s subsidiary, engages in insurance activities and transfers reinsurance to other insurance companies to share the risk of its insurance contracts and to limit the potential losses arising from significant coverage. PPS is ultimately responsible for the payment of claims to the policyholder if the reinsurer is unable to meet its obligations.

Reinsurance includes shared quotas, excess of loss and facultative reinsurance. Amounts recoverable from reinsurers are estimated on a basis consistent with the associated claim liabilities and are presented as a component of reinsured assets.

Net premiums earned for the three years ended December 31, 2003, 2002 and 2001 are as follows:

	Gross amount	Ceded to othercompanies	Assumed from other companies	Net premiums earned	Percentage of amount assumed on net premiums
	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2003
Life insurance	32,340	(2,482)	311	30,169	1.03
Accident and health insurance	59,531	(3,718)	7	55,820	0.01
Property and casualty insurance	108,045	(72,270)	3,351	39,126	8.56

Total premiums	199,916	(78,470)	3,669	125,115	2.93

As of December 31, 2002
Life insurance	36,395	(2,094)	268	34,569	0.77
Accident and health insurance	46,461	(1,682)	15	44,794	0.03
Property and casualty insurance	110,452	(68,861)	4,264	45,855	9.30

Total premiums	193,308	(72,637)	4,547	125,218	3.63

As of December 31, 2001
Life insurance	33,083	(2,532)	452	31,003	1.46
Accident and health insurance	41,097	(1,258)	12	39,851	0.03
Property and casualty insurance	89,688	(49,955)	1,617	41,350	3.91

Total premiums	163,868	(53,745)	2,081	112,204	1.85

19. Other income and expenses

This item is made up as follows:

	2003	2002	2001
	US$(000)	US$(000)	US$(000)
Other income
Recoveries of other accounts receivable and other assets	4,801	5,213	5,307
Real state rental income	5,721	687	877
Recoveries of provisions for sundry risks	3,818	4,337	-
Income from the sale of assets seized	551	146	2,142
Other	8,336	1,268	4,204

Total other income	23,227	11,651	12,530

Other expenses
Commissions	13,468	10,449	10,537
Provision for sundry risks, note 10(e)	2,022	4,649	13,317
Provisions for other operational expenses	1,639	1,907	3,392
Provisions for other account receivables	4,944	5,033	5,862
Other	5,673	5,713	1,511

Total other expenses	27,746	27,751	34,619

20. Earnings per share

The earnings per common share have been determined as follows:

	2003	2002	2001

Number of outstanding shares:
Common shares, note 14(a)	94,382,317	94,382,317	94,382,317
Less: treasury shares	(14,634,925)	(14,634,925)	(14,920,825)

Total outstanding shares	79,747,392	79,747,392	79,461,492

Net income (in thousands of United States dollars)	80,607	42,383	54,513

Basic and diluted earnings per share (in United States dollars)	1.01	0.53	0.69

21. Financial information by industry and geographical area

The Group is organized on two main lines of business: banking and insurance. The operations between the business segments are carried out under normal terms and conditions of business.

The banking business includes services related with loans and other credit facilities to corporate clients, consumer and mortgage credits, debit and credit cards, savings and deposits, overdrafts, custody services, among others.

The insurance business includes the issuance of policies of insurance to cover claims that clients can suffer, such as fires, vehicles, transport, personal accidents and life insurance, among others.

Other activities developed by the Group comprise intermediation activities in the Peruvian stock market, trusteeship and administration of funds.

The following table presents the Group’s financial information by industry (primary segment) and geographical area (secondary segment) for the three years ended December 31, 2003:

(a) Segments of business by industry (amounts expressed in million of U.S. dollars):

	External revenues	Revenues from other segments	Eliminations	Total revenues	Operating income (*)	Total assets	Fixed assets	Depreciation and amortizations	Other provisions (**)
2003 -
Banking	703	29	(29)	703	364	6,912	217	36	80
Insurance	125	12	(12)	125	26	587	33	5	-
Brokerage and other	84	108	(108)	84	21	795	15	3	-

Total consolidated	912	149	(149)	912	411	8,294	265	44	80

2002 -
Banking	697	38	(38)	697	343	7,671	257	33	115
Insurance	145	12	(12)	145	27	408	31	4	-
Brokerage and other	26	76	(76)	26	11	551	2	4	-

Total consolidated	868	126	(126)	868	381	8,630	290	41	115

2001 -
Banking	821	38	(38)	821	364	6,628	221	34	127
Insurance	151	11	(11)	151	15	395	33	4	-
Brokerage and other	52	77	(77)	52	12	559	5	5	-

Total consolidated	1,024	126	(126)	1,024	391	7,582	259	43	127

(b) Segment information by geographical area (amounts expressed in million of U.S. dollars):

	2003			2002			2001
	Total income	Operating income (*)	Total assets	Total income	Operating income (*)	Total assets	Total income	Operating income (*)	Total assets

Peru	788	326	6,208	714	332	6,809	774	304	5,325
Panama	20	2	264	2	2	72	2	2	23
Cayman Islands	10	9	880	43	8	706	87	13	1,018
Bolivia	47	34	446	57	29	475	80	43	656
Republic of El Salvador	-	-	-	-	-	-	19	7	-
Colombia	42	38	300	46	9	280	52	20	395
United States of America	5	2	196	6	1	288	10	2	165

Total consolidated	912	411	8,294	868	381	8,630	1,024	391	7,582

(*) Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(**) Other provisions correspond to provisions for asset seized and the allowance for credit losses.

22. Financial instruments

The Group’s activities are mainly related to the use of financial instruments including derivatives. The Group accepts deposits from customers at both fixed and floating rates and for various periods and seeks to earn above average interest margins by investing these funds in high quality assets. The Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates while maintaining sufficient liquidity to meet all claims that might fall due.

The Group also seeks to raise its interest margins by obtaining above average margins, net of provisions, through lending to commercial and retail borrowers with a range of credit standings. Such exposures involve not just on-balance sheet loans and advances but the Group also enters into guarantees and other commitments such as letters of credit and security letters.

The Group also trades in financial instruments where it takes positions in traded and over the counter instruments, including derivatives, to take advantage of short-term market movements in the equity and bond markets and in currency and interest rates. Management places trading limits on the level of exposure that can be taken in relation to both overnight and intra-day market positions. Entering into counterbalancing positions, thereby controlling the variability in the net cash amounts required to liquidate market positions, normally offsets foreign exchange exposures associated with derivatives.

Market risks -
The Group takes on exposure to market risks. Market risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements. The Group applies a “value at risk” methodology to estimate the market risk of position held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The management sets limits on the value of risk that may be accepted, which is monitored on a daily basis.

The daily market value at risk measure (VAR) is an estimate, of the potential loss that might arise if the current positions were to be held unchanged for one business day. The measurement is structured so that daily losses exceeding the VAR figure should occur, on average, not more than once every day. Actual outcomes are monitored regularly to test the validity of the assumptions and parameters used in the VAR calculation.

Since VAR constitutes an integral part of the Group’s market risk control regime, management for all trading and portfolio operations establishes VAR limits. However, the use of this approach does not prevent losses outside the limits established in the even of more significant market movements.

Liquidity risk -
The Group is expose to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits, loan drawdowns, guarantees and other calls. The Group does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Management of the Group subsidiaries sets limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of Interbank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demands.

The notes to the financial statements include an analysis of the assets and liabilities of the Group by maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

Liquidity requirements to support calls under guarantees and standby letters of credit are considerably less than the amount of the commitment because the Group does not generally expect the third party to draw funds under the agreement. The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, since many of these commitments will expire or terminate without being funded.

Interest rate risk -
The Group is exposed to the effects of fluctuations in the prevailing levels of market interest rates on its financial position and cash flows. Interest margins may increase as a result of such changes but may reduce or create losses in the event that unexpected movements arise. The Management of the Group sets limits on the level of mismatch of interest rate reprising that may be undertaken. These limits are monitored daily; however, the Group is mainly engaged in providing short-term financing, at variable interest rates. Resources for trading finance are mainly obtained from short-term liabilities, the interests of which are agreed at fixed and variable rates prevailing in the markets that are located the Groups’ subsidiaries.

Loans, customer deposits and other financing instruments are subject to risks derived from interest rate fluctuations. The relevant contract maturity characteristics and interest rates of such financial instruments are disclosed in notes 7, 11 and 13.

Currency risk -
Most assets and liabilities are maintained in U.S. dollars. Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s subsidiaries are established. As of December 31, 2003 and 2002 the Group’s assets and liabilities by currencies are as follows:

	2003				2002
	U.S. dollars	Peruvian new sol	Other currencies	Total	U.S. dollars	Peruvian new sol	Other currencies	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Assets -
Cash and due from banks	1,443,208	139,514	30,008	1,612,730	1,977,733	162,612	42,045	2,182,390
Trading securities	31,843	28,196	38,111	98,150	295,755	297,563	11,786	605,104
Loans	3,469,891	637,200	47,728	4,154,819	3,568,523	630,184	194,925	4,393,632
Other assets	1,767,266	632,643	28,786	2,428,695	1,233,075	86,477	128,953	1,448,505

	6,712,208	1,437,553	144,633	8,294,394	7,075,086	1,176,836	377,709	8,629,631

Liabilities -
Deposits and obligations	(4,631,187)	(1,306,463)	(48,580)	(5,986,230)	(5,011,722)	(1,168,385)	(201,093)	(6,381,200)
Due to banks and correspondents	(79,284)	(162,150)	(32,300)	(273,734)	(208,496)	(61,026)	(40,176)	(309,698)
Bonds issued	(294,028)	(121,721)	-	(415,749)	(391,696)	(91,859)	-	(483,555)
Other liabilities	(484,607)	(128,392)	(22,111)	(635,110)	(443,112)	(110,403)	(13,121)	(566,636)

	(5,489,106)	(1,718,726)	(102,991)	(7,310,823)	(6,055,026)	(1,431,673)	(254,390)	(7,741,089)

	1,223,102	(281,173)	41,642	983,571	1,020,060	(254,837)	123,319	888,542

Forwards position	(135,647)	127,590	8,057	-	(269,500)	269,500	-	-

Net position	1,087,455	(153,583)	49,699	983,571	750,560	14,663	123,319	888,542

Credit risk -
Credit risk is mainly controlled through the evaluation and analysis of each transaction considering such aspects as credit concentration of economic groups, evaluation of economic sectors, portfolio foreseen losses, guarantees and requirements for working capital according to market risks.

Financial assets which show a potential credit risk are mainly cash and cash equivalents, interest bearing deposits in banks, trading securities, investments available-for-sale, loans and other assets. The exposure to any one borrower including banks and investments, is further restructured by sub limits covering on and off-balance sheet exposures and daily delivery risk limits to trading items. Actual exposure against limits are monitored daily.

Fair value -
Fair value is defined as the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transactions, assuming an on going enterprise.

When a financial instrument is traded in an active and liquid market, its quoted market price in an actual transaction provides the best evidence of its respective fair value. When a quoted market price is not available, or may not be indicative of the fair value of the instrument, to determine such fair value, the current market value of another instrument that is substantially similar, discounted cash flow analysis or other estimation techniques may be used, all of which are significantly affected by the assumptions used. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value.

A significant portion of the Group’ assets and liabilities are short-term financial instruments, with a remaining maturity of under one-year. These short-term financial instruments, with the exception of those for which an active market exists, are considered to have a fair value equivalent to their carrying value at the balance sheet date.

The methodologies and assumptions used depend on the terms and risk characteristics of the various instruments and include the following:

- Cash and due from banks represent cash and short-term deposits that do not represent significant credit risks; in consequence, their fair value are equivalent to their book value.

- Trading securities and investments available-for-sale are generally quoted in stock exchange. Interest earning assets and liabilities with an original maturity of less than one year have been assumed to have a fair value not materially different from book value.

- Market value of loans is similar to their book values, because such loans are mainly of a short-term nature and are shown net of their respective allowance for loan losses, which are considered by Management as the estimated amount recoverable at the date of the consolidated financial statements.

- Market value of deposits and obligations is similar to their book value; principally because of their liquid nature and that the interest rates are comparable with the interest rate of other similar liabilities.

- Due to banks and correspondents generate interest contracted at variable interest rates and preferred rates. As a result, it is considered that their book value is similar to their market value.

- As disclosed in note 17, the Group has various commitments to extend credit, open documentary credits and outstanding guarantees and it has received guarantees in endorsement of the granted credits. Based on the level of fees currently charged from granting such commitments and open documentary credits, taking into account maturity and interest rates, together with the present creditworthiness of the counterparties, the difference between the book value and the fair value is not material. Because of the uncertainty involved in assessing the likelihood and timing of guarantees being drawn, coupled with the lack of an established market, it is not practical for the Group to determine the estimated fair value for outstanding guarantees.

Derivatives instruments -
Except for currency forwards and interest rate swaps, as indicated in note 17(d) and (e), the Group does not enter into other agreements, generally described as derivative transactions. The Group records these derivatives at their fair market value; therefore there are no differences with their book values.

Currency forward contracts represent commitments to purchase or sell foreign and domestic currency on a specified term. In these contracts there are not cash flows at the beginning of the transaction. The payments are made at the date of expiration, when surrendering and receiving local or foreign currency if it is buying or selling, respectively.

The Group maintains strict control on the limits and net derivative positions. For the foreign currency contracts and swaps of interest rates maximum levels have been established for the net maximum positions without hedge and a “stop loss” limit for the maximum levels of loss that the Group is willing to assume.

The notional amounts of forward contracts provide a basis for comparison with instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in foreign exchange rates and interest rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments outstanding, and their aggregate fair value can fluctuate significantly from time to time.

As of December 31, 2003 and 2002, the notional amounts of the outstanding contracts are approximately US$313.9 and US$530.6 million, respectively, which have maturities of less than a year. As of December 31, 2003 and 2002 the forward contracts net position is an oversell of U.S. dollars of approximately US$135.6 and US$269.5 million, respectively. The fair value of the asset and liability forward contracts as of December 31, 2003 amounted approximately to US$4.0 and US$1.1 million, respectively (approximately US$8.2 and US$0.2 million as of December 31, 2002), and are included under the caption “Other assets and other liabilities” of the consolidated balance sheet, respectively. In addition, as of December 31, 2003 and 2002, the notional amount of the outstanding swap contracts amounted to US$98.1 and US$10.8 million, respectively.

23. Transactions with related parties and affiliated companies

Certain shareholders, directors and officers of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Law 26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. As of December 31, 2003 and 2002, loans and other credits to employees of the Group are as follows:

	2003	2002
	US$(000)	US$(000)

Mortgage loans	9,503	16,114
Other loans	1,841	4,797

Total	11,344	20,911

As of December 31, loans and other contingent credits to related parties comprise:

	2003	2002
	US$(000)	US$(000)

Direct loans	66,474	73,195
Contingent loans	6,905	10,468

Total	73,379	83,663

As of December 31, 2003, direct and contingent credits to related companies comprise approximately 1.46 and 0.88 percent, respectively (1.49 percent and 1.09 percent, respectively, as of December 31, 2002), of the total portfolio of direct loans of the Group, which are ranked in the following risk categories:

	2003	2002
	%	%

Normal	59.5	34.8
Potential problems	34.4	46.3
Substandard	6.1	14.8
Doubtful	-	4.1

Total	100.0	100.0

All loans, insurance and services to related parties were made on terms no more favorable than would have been offered to the general public.

In addition, the Group has investments available-for-sale in related entities for approximately US$9.0 and US$20.0 as of December 31, 2003 and 2002, respectively.

Credicorp Ltd. and Subsidiaries

Annual Information Document

2003

Section I

Declaration of Responsibility

This document contains truthful and sufficiently detailed information with respect to the business activity of Credicorp Ltd. and its subsidiaries during year 2003. Notwithstanding the responsibilities of the registrant, the undersigned is responsible for the information under the scope of its competence according to applicable regulations.

/s/ BENEDICTO CIGÜEÑAS
Benedicto Cigüeñas
Chief Financial and Accounting Officer
February 25, 2004

Section II

Business

General Information

Name : Credicorp Ltd.

Address: Centenario 156, La Molina
                 Lima 12 , Peru

Telephone : 51-1-313-2000
Fax : 51-1-313-2135

Incorporation

Credicorp Ltd, August 17th, 1995 in Hamilton, Bermuda, registry No. EC21045.

The duration of the society is indefinite.

Description of Business

Credicorp was formed in 1995 for the purposes of acquiring through an exchange offer (the “Exchange Offer”) the common shares of BCP, ASHC and PPS. Pursuant to the Exchange Offer, in October 1995, Credicorp acquired 90.1% of BCP; 98.2% of ASHC; and 75.8% of PPS. Credicorp’s shares began to be traded in the New York Stock Exchange, immediately after finishing the exchange offer, with a closing price at such date of US$11.61 (adjusted for stock dividends). Credicorp acquired in March 19, 1996, pursuant to an exchange offer, the remaining 1.8% outstanding shares of ASHC. Credicorp also owns 99.99% of Inversiones Credito, which is a non-financial entity with long-term investments.

BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perú in 1941. BCP has been the largest commercial bank in Peru since the 1920s.

ASHC was organized in December 1981 as a wholly owned subsidiary of BCP, under the name Crédito Del Peru Holding Corporation (“BCP International”), in the Cayman Islands and became the first Peruvian bank to establish an offshore banking presence to serve its Peruvian customers. In 1983, BCP distributed the shares of BCP International as dividends to the shareholders of BCP to protect its privately held status in the event BCP were nationalized. BCP International established its first physical presence offshore (previously having been operated through BCP’s corporate offices) by opening an office in Panama in 1984, and in 1986 opened an agency in Miami and changed its name to Atlantic Security Holding Corporation.

PPS was formed in 1992 as a result of a merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A., and is the largest Peruvian insurance company.

Additionally, in January of 1997, Credicorp purchased 99.99% of Banco Tequendama, a Colombian bank with US$390 million in assets.

Shareholders

As of December 31, 2003, the company had paid-in capital of US$471,911,585, which is represented by 94,382,317, shares with a par value of US$ 5.00 each.

Shareholders with 5% or more of the company:

Participation

Atlantic Security Holding Corporation	10.76%
IN-Cartadm	8.41%
HO-Cartadm	7.74%
NV-Cartadm	5.42%

Number of employees

	2002	2003

Managers	64	64
Indefinite term: Employees	5,743	5,240
Fixed term: Employees	4,089	4,020

Total	9,896	9,324

Description of Business

Credicorp is the largest financial services holding company in Peru. Credicorp is engaged principally in commercial banking (including trade finance and leasing), capital market activities (including corporate finance, brokerage services, asset management, trust, custody and proprietary trading and investment) and insurance (including commercial property, transportation, marine hull, automobile, life, health and pension fund underwriting insurance).

Legal Proceedings

Credicorp and its subsidiaries are involved in certain legal proceedings incidental to the normal conduct of their business. In addition, Credicorp is involved in certain legal proceedings in connection with its acquisition of Banco Tequendama, where the Judge in the Court of first instance in Aruba dismissed the claim and the plaintiff appealed. The case is now in the Superior Court of Aruba and a final decision is expected soon. Credicorp does not believe that any potential liability resulting from such proceedings would have a material adverse effect on the financial condition or results of operations of Credicorp or any of its subsidiaries.

Control of Registrant

The following table sets forth the current Directors of Credicorp.

Name	Position	Years as Officer (1)

Dionisio Romero	Chairman	34
Luis Nicolini	Deputy Chairman	22
Fernando Fort	Director	21
Reynaldo Llosa	Director	20
Juan Carlos Verme	Director	13
Luis Enrique Yarur	Director	6

(1) Of Credicorp, its subsidiaries and their predecessors as of December 31, 2003.

The Secretary of the Board of Directors is Dawna L. Ferguson. The Assistant Secretary of the Board of Directors is Fernando Palao.

Executive Officers

Pursuant to the By-Laws, the Board of Directors has the power to delegate its power over day-to-day management to one or more Directors, officers, employees or agents. The following table sets forth information concerning the principal executive officers of Credicorp.

Name	Position	Years as Officer (1)

Dionisio Romero	Chief Executive Officer	34 (2)
Raimundo Morales	Chief Operating Officer	24
Carlos Muñoz	Executive Vice President	23
Benedicto Cigüeñas	Chief Financial and Accounting Officer	13
José Luis Gagliardi	Senior Vice President–Administration and Human Resources	23 (3)
Arturo Rodrigo	Senior Vice President–Insurance	28

(1) Of Credicorp, its subsidiaries and their predecessors, as of December 31, 2003.
(2) Mr. Romero served as an officer of BCP from 1966 through 1987 and from 1990 to the present. Mr. Romero has been an officer of PPS since 1972.
(3) Mr. Gagliardi served as an officer of BCP from 1981 through 1988.

Section III
FINANCIAL STATEMENTS

A. CREDICORP LTD. AND SUBSIDIARIES

NET INCOME

Credicorp reported a consolidated net income of US$80.6 million for the year ended December 31, 2003, 90.2% above net income of US$42.4 million in 2002, resulting in US$1.01 and US$0.53 per share, respectively. Total year 2003 results improve with respect to the preceding year mainly due to: higher non-financial revenue; increased net interest income; and, lower loan loss provisions. Increases in income could offset expense growth, which include costs due to the merger of Banco Santander Central Hispano-Peru (“BSCH-Peru”) and of Solución Financiera de Crédito. In this later case, the merger process will continue into the first quarter of 2004.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Twelve months ended

	31.12.02	31.12.03	Var

Interest Income	513,347	521,242	1.5%
Less: Interest Expense	178,070	162,314	-8.8%

Net Interest Income	335,277	358,928	7.1%

Provision for possible loan losses, net	111,646	93,949	-15.9%
OTHER INCOME	374,796	424,733	13.3%
Fees and commissions from banking services	169,097	189,472	12.0%
Net gains from sales of securities	(1,097)	1,969	N/A
Net gains on foreign exchange transactions	22,582	23,681	4.9%
Net premiums earned	125,218	125,115	-0.1%
Other income	58,996	84,496	43.2%

CLAIMS ON INSURANCE ACTIVITIES	97,901	99,774	1.9%

OTHER EXPENSES	412,746	456,639	10.6%
Salaries and employee benefits	185,129	184,737	-0.2%
General, administrative, and other taxes	138,442	147,593	6.6%
Depreciation and amortization	44,372	47,883	7.9%
Other	43,142	57,839	34.1%
Merger costs	1,661	18,587	1019.0%

Translation result	(2,482)	(2,693)	8.5%

Income before income tax, and minority interest	85,298	130,606	53.1%

Income Tax	(32,628)	(39,695)	21.7%
Minority Interest	(10,287)	(10,304)	0.2%

NET INCOME	42,383	80,607	90.2%
Net income per share (US$)(1)	0.53	1.01	90.1%

(1) 79.8 million shares are used in both periods.

Net Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	12m02	12m03

Banco de Crédito BCP(1)	US$59.8	US$91.3
Atlantic	1.6	7.8
PPS	7.0	3.3
Banco Tequendama	-4.4	0.1
Credicorp and others(2)	-21.6	-21.9

Utilidad Neta	US$42.4	US$80.6

(1) Includes Banco de Crédito de Bolivia.
(2) Includes Inversiones Crédito, Credicorp Securities and others.

In total year 2003, the Credicorp and others concept contributed a loss of US$21.9 million mainly due to US$5.6 million of provisions for loans transferred from Banco Tequendama and US$8.7 million of investments and contingencies reserves. Total 2002 loss contribution of US$21.6 million included US$12.8 million in losses assumed in favor of Banco Tequendama and a US$3.0 million provision for investments.

In the present year, Banco de Crédito BCP contributed US$91.3 million to Credicorp’s net income, greater than its results according to Peruvian accounting principles reported in Section B, which amounted to US$89.2 million. The difference is mainly due to lower translation losses registered by Credicorp. Credicorp’s Dollar-based accounting showed a US$2.2 million translation loss in this year, lower than an US$11.9 million loss in BCP’s records, which takes into account inflation adjustment losses and losses on foreign currency positions caused by the Nuevo Sol appreciation against the Dollar. Additionally, Credicorp considers minority interest elimination (US$3.6 million) and higher deferred taxes and expenses (US$1.3 million).

The contribution of Atlantic Security Holding Corporation of US$7.8 million for full year 2003 is below US$10.9 million net income shown in its books, due to the elimination for consolidation purposes of US$3.1 million of dividends received from Credicorp and registered as income in March of 2003.

In 2003, Credicorp received a contribution from PPS of US$3.3 million, lower than the net income of US$11.1 million in its local Peruvian GAAP books, mainly due to minority interest elimination (US$5.3 million) and to higher provisions required by IAS records.

Banco Tequendama contributed net income of US$0.1 million in full-year 2003, which does not include provision expense incurred by Credicorp of US$5.6 million for transferred loans as mentioned above.

INTEREST INCOME AND OTHER INCOME

Net interest income in 2003 was US$358.9 million, 7.1% over income earned in 2002, mostly due to higher interest earning assets, which grew 8.7%, and that offset a slight decrease in interest margins. The volume of interest earning assets, as an average between quarterly ending balances, reached US$6,683 million in this year, compared to US$6,150 million in 2002 mostly due to volume from the merger of BSCH-Peru. The net interest margin (net interest income over average interest earning assets), was 5.37% during 2003, lower than 5.45% in the prior year. During the year net interest margins decreased mostly due to lower loan rates which were not offset by lower funding costs, within a continuing overall excess of liquid funds.

Non-interest income was US$424.7 million in 2003, 13.3% above US$374.8 million in 2002. Fee revenue from banking services were US$189.5 million in 2003, higher by 12.0% compared to fees in 2002, mainly due to growth in account maintenance fees, credit cards and in brokerage and mutual funds fees. Non-interest income components were as follows:

(In US$Mn)	2002	2003	2003 vs 2002

Commissions for banking services	169.1	189.5	12.0%
Net premiums	125.2	125.1	-0.1%
Gains from sale of securities	(1.1)	1.9	N/A
Gains from foreign exchange	22.6	23.7	4.9%
Other non-interest income	59.0	84.5	43.2%
Total Non-Interest Income	374.8	424.7	13.3%

OTHER NON-INTEREST EXPENSES

Other non-interest expenses amounted to US$456.6 million in 2003, 10.6% above expenses in previous year. The increase is mainly due to non-recurrent expenses related to merger costs with BSCH-Perú and Solución Financiera, and higher contingency provisions. Credicorp’s other expense components had the following variations:

(% change and US$Mn)	2002	2003	2003 vs 2002

Salaries and employee benefits	185.1	184.7	-0.2%
General, administrative, and taxes	138.4	147.6	6.6%
Depreciation and amortization	44.4	47.9	7.9%
Other	43.1	57.8	34.1%
Merger costs	1.7	18.6	1019.0%
Total Other Expenses	412.7	456.6	10.6%

The efficiency ratio, “adjusted” operating expenses (determined by netting provisions for assets received in lieu of loan repayment, employee profit sharing expenses and non-recurrent expenses) as a percentage of total income, without extraordinary concepts, was 50.6% in 2003 having been 52.1% in the same period last year. “Adjusted” operating expenses as a percentage of average total assets remained unchanged at 4.6%.

ASSETS AND LIABILITIES

Credicorp’s totals assets were US$8.3 billion at December 31, 2003, decreasing 3.7% compared to the balance of December 2002. The loan portfolio as of December 31, 2003 reached US$4.5 billion, remaining almost unchanged during the current quarter, but decrease 7.0% compared to the year-ago balance. Funds deposited in other banks decreased 26.5% in the year, since they mostly were transferred to investments in securities.

Deposits and other obligations reached US$6.3 billion at December 31, 2003 and are 7.1% lower than the December 2002 balance. Due to banks and correspondents, which closed at US$273.2 million, continued its declining trend decreasing 11.8% in the year.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Dec. 31, 2002	Dec. 31, 2003	Var

CASH AND DUE FROM BANKS	2,182,391	1,612,730	-26.1%
Cash and non interest bearing deposits in banks	314,404	240,294	-23.6%
Interest bearing deposits in banks	1,867,987	1,372,436	-26.5%

MARKETABLE SECURITIES, net	79,925	127,365	59.4%

LOANS NET	4,396,853	4,154,819	-5.5%
Current	4,412,345	4,225,001	-4.2%
Past Due	405,317	256,495	-36.7%
Less - Reserve for possible loan losses	(420,809)	(326,677)	-22.4%

INVESTMENT SECURITIES AVAILABLE FOR SALE	1,166,381	1,612,887	38.3%
REINSURANCE ASSETS	29,677	45,904	54.7%
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	61,856	60,057	-2.9%
PROPERTY, PLANT and EQUIPMENT, net	288,889	264,533	-8.4%
OTHER ASSETS	412,728	420,850	2.0%

TOTAL ASSETS	8,618,700	8,299,146	-3.7%

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:	6,785,937	6,304,839	-7.1%
Non-interest bearing	853,138	860,585	0.9%
Interest bearing	5,932,799	5,444,254	-8.2%

DUE TO BANKS AND CORRESPONDENTS	309,698	273,234	-11.8%
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	224,754	303,587	35.1%
RESERVE FOR UNEARNED PREMIUMS	48,703	66,084	35.7%
OTHER LIABILITIES	361,067	367,828	1.9%
MINORITY INTEREST	64,742	72,841	12.5%

TOTAL LIABILITIES	7,794,901	7,388,413	-5.2%

NET SHAREHOLDERS' EQUITY	823,799	910,733	10.6%

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	8,618,700	8,299,146	-3.7%

CONTINGENT CREDITS	1,637,050	1,768,605	8.0%
FUNDS UNDER MANAGEMENT	1,369,712	1,724,130	25.9%

Loan quality indicators are shown in the following table:

(In US$Mn)	31.12.02	31.12.03

Total loans	4,817.7	4,481.5
Past due loans	405.3	256.5
Loan loss reserves	420.8	326.7

Past due / Total loans	8.4%	5.7%
Reserves / Past due	103.8%	127.4%

The balance of past due loans decreased from US$405.3 million at year-end 2002 to US$256.5 million at December 2003, mainly due to improved loan quality, which drove the past-due ratio from 8.4% to 5.7%, respectively. During 2003 loans charged-off amounted to US$170.0 million, increasing over US$140.9 million in 2002.

Third party funds under management continued to grow reaching US$1.7 billion at year-end 2003, increasing 6.5% in the last quarter and by 25.9% since the beginning of the year.

SUBSIDIARIES

Below are brief comments on some of the subsidiaries not discussed in the following section of this report:

Atlantic Security Holding Corporation and Subsidiaries (“ASHC”), Cayman Islands

Consolidated net income for the year ended December 31, 2003 was US$10.9 million, higher than US$5.8 million in 2002. Net income in the full-year 2003 increase compared to 2002, mainly due to higher returns on the investment portfolio and lower operating expense.

Net interest income, before risk provisions and not including dividend income, was US$14.6 million in 2003, lower than US$17.4 million in the prior year. Net interest margin as a percentage of interest earning assets, without considering dividends, was 2.3% during 2003, decreasing from the 3.0% margin in preceding 2002. The margin declined mostly because of the higher weight of investment grade and lower risk fixed income securities, which lower the portfolio’s return while decreasing net income volatility.

In 2003 charges against income for market risk provisions amounted to US$9.4 million, higher than US$8.1 million charged in the preceding 2002. In the current year provisions for credit risks amounted to US$2.9 million, while US$1.3 million was expensed in the prior year.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, improved to US$11.7 million in 2003, from US$2.7 million in 2002. Compared to the prior year, income increases mainly due to higher realized gains on securities transactions, which improve from a loss of US$4.0 million in 2002, to a US$7.3 million net gain in 2003. Fee income decreased to US$3.6 million in the current year, compared to US$5.3 million in 2002 mainly due to management fees and commissions transferred to affiliate companies in the U.S., after the restructuring of Credicorp’s businesses in this country.

The loan portfolio, net of provisions, was US$152.4 million as of December 31, 2003, decreasing from loan balances of US$160.5 million at December 2002.

The marketable securities portfolio was US$430.1 million at December 2003, increasing over US$313.8 million at the end of 2002.

Deposits amounted to US$629.4 million at December 31, 2003, increasing from the balance of US$544.3 million at the end of December 2002.

Funds under management were US$664.1 million at December 31, 2003, growing 21.0% compared to US$549.1 million at year-end 2002. The increase is principally due to the introduction of new structured products and funds under management with higher yields than interest paid on bank deposits.

Net equity reached US$112.9 million at the end of December 2003, lower than US$129.5 million at September 2003, mainly due to the payment of US$21.7 million in dividends to Credicorp. Nevertheless, current net equity remains similar to the balance of US$110.3 million at December 2002. Compared to the year-ago period, the equity account of reserves for market value of investments increases from a balance of unrealized losses of US$7.4 million at the end of December 2002, to unrealized gains of US$11.0 million at the end of the current year, due to improved values in capital markets of the available for sale proprietary portfolio.

The ratio of operating expenses over average assets decrease to 0.9% in 2003, compared to the 1.4% ratio during 2002. This ratio declines to 0.5% in 2003, when funds under management are included within total assets, improving from 0.8% in the prior year.

El Pacifico-Peruano Suiza and Subsidiaries (“PPS”), Perú

PPS obtained in the year ended December 31, 2003 a consolidated net income of S/.38.4 million (US$11.1 million), 5.7% over net income of S/.36.3 million (US$10.5 million) in 2002. Results in year 2003 increase over profits in the prior year mainly because of higher premiums and gains on the sale of long-term investments, which offset increased reserves.

Total premiums and EPS health fees in full-year 2003 were S/.1,001.7 million (US$289.2 million), increasing 14.3% compared to 2002. Net premiums earned and health fees, net of reinsured premiums and reserves, were S/.482.7 million (US$139.4 million), 2.0% below premiums in the prior year 2002. Net premiums earned decreased mainly due to higher reserves, while health fees, net of reserves, also declined.

Additions to technical reserves for premiums grew by S/.226.8 million (US$65.5 million) in 2003, 88.3% higher than additions of S/.120.4 million (US$34.8 million) in year 2002. Most of reserves in 2003 were established by Pacífico Vida, for its life annuities and life insurance lines, and by PPS following new regulations requiring a non-recurrent adjustment for earthquake risks amounting to S/.19.4 million (US$5.6 million).

Comparing cumulative results for full-years 2003 and 2002, consolidated total premiums and fees consisted of: i) general insurance lines, that amounted to 57.5% of total premiums and increased 5.4%; ii) fees at Pacífico Salud, that were 8.2% of total premiums and decreased 7.0%; and, iii) premiums by Pacífico Vida, which amounted to 34.2% of the total and grew 42.3%.

Cumulative through December 31, 2003, growth of Pacífico Salud and the health and medical assistance insurance line (18.4% of total premiums) was 3.5%; fire insurance lines (23.5% of total premiums) increased 18.6%; while the automobile insurance line (5.6% of total premiums) decreased 10.3%. Through December 2003, pension fund benefits insurance (6.8% of total premiums) decreased 4.6%, while group life insurance and individual life insurance policies (11.0% of total premiums) grew 16.8%, and life annuities (11.5% of total premiums) increased 136.6%, compared to the prior year.

Net consolidated underwriting results was S/.66.5 million (US$19.2 million) in 2003, decreasing from S/.73.7 million (US$21.3 million) in the prior year, mainly due to the above mentioned increased reserves. The ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums) was 6.6% in 2003, compared to the 8.4% ratio in the prior year.

Net insurance claims and health services costs incurred in 2003 were S/.345.5 million (US$99.8 million), 3.9% lower than claims in 2002. The net loss ratio (net claims to net premiums) decreases to 48.7% in the current year from 58.6% in 2002, mainly due to higher premiums, and continued improvements in the fire, auto and health insurance lines, but continues high in pension fund insurance (114.6%), health (77.8%) and in Pacífico Salud (90.1%).

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) worsened from 96.3% in 2002 to 100.0% in the current year, mainly because of the higher provisions made for earthquake risks.

Operating expenses over net premiums decreased from 18.2% to 16.5% comparing 2002 and 2003, respectively.

Investments in real estate and financial assets were S/.1,317 million (US$380.4 million) at the end of the current period, increasing 26.1% from the year-ago balance.

As of December 31, 2003, total assets were S/.1,769 million (US$510.9 million) increasing 22.4% compared to the year-ago balances. At the end of the current period net equity amounted to S/.375.9 million (US$108.6 million) 10.2% over net equity at December 2002.

The Peruvian insurance market through November 30, 2003, had total premiums of US$799.8 million, 29.8% over premiums in the same period in 2002, growing mainly due to sales of SOAT and life annuities. For the eleven months of 2003, PPS's market share in total premiums was 30.2% (32.1% in the year-ago period), with the share in general risks and health lines being 33.0% (34.0% in 2002) and in life insurance and pension fund benefits lines of 26.4% (28.6% in the same period of 2002).

Banco de Crédito de Bolivia ("BCB"), Bolivia

Bolivian GDP grew 2.3% in the nine month period through September 2003 and is expected to grow 2.6% in full-year 2003, declining from 2.8% in 2002. Natural gas production grew almost 10%, and the agricultural sector by 4%, while, on the other hand, construction declined 9%. Economic activity in 2003 is being driven by exports, that grow 15%, where oil and gas increase 28%. It is expected that GDP will grow slightly over 3% in 2004, meaning that economic activity will continue weak, with domestic demand and consumption remaining stagnant. The government continues having fiscal difficulties. After the budget deficits of 8.5% of GDP in 2002 and 8% in 2003, a 6.5% is expected in 2004. New tax measures are being drafted as well as facilities to restructure companies. Additionally, the final treatment of the natural gas of Tarija will be defined in a referendum next March.

Inflation reached 3.9% in full-year 2003, compared to 2.5% in 2002. Devaluation continued at a slower pace with a 0.9% exchange rate increase in the last quarter and 4.1% in total 2003, reaching 7.81 Bolivianos per Dollar at December 31, 2003.

Loan volume in the banking system declined by 5.2% in the year, to end at US$2,552 million at December 2003. Loan quality improved from a past due ratio of 17.6% in December 2002, to 16.7% at December 2003, while coverage of past-due loans with provisions increased from 63.7% to 74.0%, respectively. Total deposits in the system amounted to US$2,713 million at December 2003, lower by 4.0% compared to the balance at September 2003, but are similar to deposits at December 2002.

BCB’s market share in deposits at December 2003 was 12.5%, decreasing slightly from 12.7% at December 2002. In terms of loans, BCB had a 12.2% market share, and remains over the 11.7% share at December 2002. In this way, BCB remained in the fourth position of twelve banks in the system.

As of December 31, 2003, BCB had total loans of US$309.9 million which compares to US$313.3 million at the end of December 2002. At the end of 2003, BCB’s past due loans reached US$64.2 million, or 20.7% of total loans, lower than 21.6% at December 2002. Coverage of past due loans with loan loss provisions was 76.7% as of December 2003, remaining almost unchanged during the last quarter, but increased from 62.5% in December 2002. Net equity at the Bolivian subsidiary amounted to US$56.3 million as of December 2003.

Cumulative through December 2003, US$20.6 million of loan loss provisions were charged against results, compared to US$30.2 million charged during 2002, jointly incurred by BCB and at the BCP level to cover BCB’s impaired assets. In BCB’s own records, net income was US$1.5 million in 2003, compared to US$22 thousand in 2002.

Banco Tequendama, Colombia

In the eleven month period through November 2003, Colombian manufacturing production grew 3.9%, confirming a mild economic recovery. The recovery is being led by exports (oil, coal and non-traditional exports) and by investments, while consumption remains depressed. GDP is expected to grow over 3% in total 2003 and also in 2004. In full-year 2002 GDP grew 1.7%.

Since the referendum seeking spending cuts, held in October 25, did not win approval, Congress had to pass certain alternative tax measures. A special wealth tax has been imposed, and the rate of the banking debit tax has been raised, but the increase of the value added tax was not accepted. The deficit remains under control, with a target of 2.8% for full-year 2003, under the 3.6% of 2002, and is expected to decrease to 2.5% in 2004.

Following regional trends the exchange rate appreciated during the fourth quarter 2003, where a 3.8% revaluation led to an exchange rate of Col$2,781 per US$1 at the end of December 2003. During total 2003, the exchange rate revalued 2.9%, compared to a devaluation of 25% in 2002. The Central Bank has announced various measures to stop the appreciation of the Peso, but it decreased to Col$2,715 during January 2004 and remains under Col$2,800, so it is expected that it will not have a major change during 2004.

In fourth quarter 2003 prices increased 1.0%, and 6.5% in total 2003. Annual inflation exceeded the official inflation target of between 5 to 6%, although it continues the downward trend of recent years. Inflation is expected to continue decreasing aided by the appreciating exchange rate, fiscal controls and by higher economic activity.

Banking system statistics show that loans increased from US$14.4 billion at December 2002, to US$15.6 billion at the close of November 2003, with the past-due ratio improving from 12.7% to 10.9%, respectively. The coverage ratio of loan provisions over bad loans also improved, from 61.9% at December 2002 to 66.0% in November 2003. Total deposits in the banking entities were US$19.8 billion at the end of November 2003, increasing from US$19.2 billion at December 2002, following a recovery noted in recent months.

Banco Tequendama’s loan market share, as of November 2003, was 1.48%, slightly over 1.43% obtained in December 2002. At the same dates, deposit market share increased to 0.83% from 0.74%.

As of December 31, 2003, Banco Tequendama’s loans were US$232.1 million, increasing 9.6% compared to US$211.7 million as of December 2002. At the end of December 2003, deposits totaled US$187.5 million, 21.7% over US$154.1 million at year-end 2002. At December 31, 2003, the bank’s net equity amounted to US$29.1 million according to Credicorp’s accounting records.

The past due loan ratio was 1.1% in December 2003, improving from 1.2% at the end of third quarter 2003 and from 4.3% at December 2002, while coverage with provisions was 238.2%, compared to 191.0% and 69.5%, respectively.

B. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

NET INCOME

Consolidated net income in the year ended December 31, 2003 was S/.308.8 million (US$89.2 million), 32.7% over net income of S/.232.7 million (US$67.2 million) in 2002, resulting in S/.0.26 and S/.0.19 per share, respectively. Net income increased in 2003 compared to the prior year principally due to higher non-financial income and lower loan loss provisions, which offset the loss from inflation exposure and non-recurring expenses of the merger of BSCH-Peru and Solucion Financiera de Credito, that reached S/.65.2 million (US$18.8 million).

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Constant Nuevos Soles, as of December 31, 2003 and U.S. Dollars in thousands)

	Twelve months ended

	31.12.02	31.12.03	31.12.03	Var

Interest income and expense			US$000(1)
Interest income	1,631.733	1,615.667	$466.551	-1.0%
Less - Interest expense	511.613	458.800	$132.486	-10.3%
Net interest income	1,120.120	1,156.867	$334.065	3.3%

Provisions for possible loan losses, net	377.114	310.195	$89.574	-17.7%

Other Income
Fees and commissions from services	580.900	648.304	$187.209	11.6%
Net gains from sales of securities	31.072	7.204	$2.080	-76.8%
Net gains on foreing exchg. transacts.	78.057	77.769	$22.457	-0.4%
Other income	109.838	184.639	$53.318	68.1%
	799.867	917.916	$265.064	14.8%

Other Expenses
Salaries and employee benefits	544.913	525.026	$151.610	-3.6%
General and administrative	397.399	409.828	$118.345	3.1%
Depreciation and amortization	119.506	136.609	$39.448	14.3%
Taxes other than income tax	35.302	41.320	$11.932	17.0%
Other	128.419	119.262	$34.439	-7.1%
Merger costs	5.953	65.209	$18.830	995.4%
	1,231.492	1,297.254	$374.604	5.3%

Result from exposure to inflation	17.100	(41.093)	($11.866)	-340.3%

Income before income tax	328.481	426.240	$123.084	29.8%

Income Tax	95.826	117.454	$33.917	22.6%

NET INCOME	232.655	308.786	$89.167	32.7%
Net income per share (2)	0.19	0.26	$0.07	32.7%

(1)Translated at S/.3.463 per US$1.00.
(2) In Nuevos Soles and U.S. dólares. Uses 1,202 million shares in bothe periods.

NET INTEREST INCOME

Interest income, net of interest payments, in 2003 reached S/.1.2 billion (US$334.1 million), increasing 3.3% compared to net interest income in 2002. Net interest income grew mainly due to the increase in average interest earning assets which offset decreased interest margins.

During 2003, the net interest margin was 5.42%, decreasing from 5.67% in 2002, mostly due to lower loan rates and returns on invested funds, which was partly offset by lower funding costs, while a general excess of liquid funds continued.

NON-INTEREST INCOME

Non-interest income, including fee revenue and other non-interest items, in full-year 2003 amounted to S/.917.9 million (US$265.1 million), 14.8% higher than income of S/.799.9 million (US$231.0 million) in 2002, mostly due to higher fees on banking services and recoveries of charged-off accounts.

In 2003, fees from banking services amounted to S/.648.3 million (US$187.2 million), 11.6% higher than in 2002, mostly due to increases in account maintenance, brokerage fees and credit card fees.

In the year, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	2002	2003	Growth

Contingent credits	28.4	31.3	10.0%
Foreign Trade	32.6	32.9	1.0%
Account Maintenance	151.5	173.5	14.5%
Insurance	25.5	31.8	24.5%
Collections fees	63.3	62.6	-1.1%
Fund transfer services	101.8	108.4	6.5%
Credit card fees	66.8	77.4	15.9%
Brokerage	32.3	44.6	38.1%
Corporate Finance	16.2	15.0	-7.8%
Loan administration	4.3	4.7	9.3%
Shipping and handling	28.8	27.6	-3.9%
Other	29.5	38.5	30.8%
Total	580.9	648.3	11.6%

In the fourth quarter of 2003, securities transactions resulted in a gain of S/.7.2 million (US$2.1 million), decreasing compared to gains of S/.31.1 million (US$10.2 million) in the prior year. In year 2003 a decrease in gains was due to lower value of long term positions on mutual funds, while in 2002 gains grew from the sale of fixed income securities and the overall increase in stock quotes. The general index of the Lima Stock Exchange increased 74.9% in total 2003, compared to 18.3% in the prior year.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, was S/.77.8 million (US$22.5 million) in 2003, slightly lower than revenue in 2002, mainly due to decreased traded volumes and margins due to the low volatility in the foreign exchange market.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, increased from S/.109.8 million (US$31.7 million) in 2002 to S/.184.6 million (US$53.3 million) in the current year, mainly from the recovery of charged-off accounts and excess provisions.

II.4 OTHER NON-INTEREST EXPENSES

Non-interest expenses during 2003 were S/.1,297.3 million (US$374.6 million), 5.3% over those of 2002, mostly due to non-recurrent expenses related to the merger of BSCH-Peru and Solución Financiera de Credito. Adjusted operating expenses, that exclude provisions for assets received in lieu of loan repayment, non-recurring expenses and employee profit sharing expenses, reached S/.1,060.7 million (US$306.3 million) in 2003, decreasing from S/.1,070.4 million (US$309.1 million) in year 2002.

In 2003, approximately 40% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept decreased 3.6% to S/.525.0 million (US$151.6 million) when compared to 2002. At the end of 2003 the number of employees stood at 7,530, decreasing from 7,671 at December 2002 (without including 685 employees at BSCH-Perú), mainly due to sales personnel of Solucion Financiera transferred to a subsidiary of Credicorp.

General and Administrative expenses, which represented 32% of non-interest expenses, reached S/.409.8 million (US$118.3 million) in 2003, increasing 3.1% when compared to expenses in the prior year, mainly due to increased systems and operating charges.

In this quarter, the most significant general and administrative expenses were:

(In constant S/. Mn.)	2002	2003	Chnge.

Office supplies and operating costs	49.4	53.3	7.8%
Communications	38.3	38.2	-0.2%
Third party fees	71.5	70.3	-1.7%
Insurance and security	33.3	31.7	-4.8%
Transport of currency and securities	46.7	49.7	6.5%
Systems and maintenance	77.2	88.0	13.9%
Advertising and marketing	64.5	59.7	-7.5%
Other G&A	16.4	19.0	15.6%
Total G&A	397.4	409.8	3.1%

The Other caption within Other Non-Interest Expenses, decreased from S/.128.4 million (US$37.1 million) in 2002 to S/.119.3 million (US$34.4 million) in the year, mainly due to lower provisions for contingencies.

The ratio of adjusted operating expenses (determined by excluding provisions for assets received in lieu of loan repayment, employee profit sharing expense and non-recurring expenses) as a percentage of average total assets, improved from 4.5% in 2002 to 4.3% in the current year.

Adjusted operating expenses, as a percentage of total income (excluding non-recurring income), also improved from 55.8% to 51.9% when comparing 2002 and 2003, respectively.

ASSETS AND LIABILITIES

Total assets of BCP reached S/.23.2 billion (US$6.7 billion) at the end of December 2003, decreasing 11.0% with respect to the year-ago balance. The decrease is mainly because during 2003 the positive impact of BSCH-Peru’s volume included in December 2002 was lost. Consolidated total loans were S/.14,204 million (US$4,102 million) at the end of December 2003, decreasing 11.0% compared to December 2002. At December 31, 2003, the loan portfolio, net of provisions, represented 56.4% of total assets, higher than 55.6% at December 2002. At the end of 2003, the Nuevos Soles portion of the loan portfolio was 17.7%, over 15.2% as of December 2002.

As of December 31, 2003 total deposits were S/.19,559 million (US$5,648 million), decreasing 12.0% compared to year-end 2002 deposits. During 2003, time deposits decreased by 16.2%, savings deposits 11.3%, and demand deposits by 3.5%. Deposits denominated in Nuevos Soles were 23.8% of total deposits, increasing over 21.8% at the end of December 2002.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Constant Nuevos Soles, as of December 31, 2003, and U.S. Dollars in thousands)

ASSETS	31.12.02	31.12.03	31.12.03	Var

			US$000(1)
CASH AND DUE FROM BANKS	7,442.084	5,181.927	$1,496.369	-30.4%
Cash and Checks	1,103.450	791.507	$228.561	-28.3%
Deposits in Central Bank of Peru	4,862.371	3,325.124	$960.186	-31.6%
Deposits with local and foreign banks	1,476.263	1,065.296	$307.622	-27.8%

TRADING and AVAIL. for SALE SECURITIES, net	66.343	137.314	$39.652	107.0%

LOANS NET	14,479.966	13,060.318	$3,771.388	-9.8%
Current	14,599.542	13,342.323	$3,852.822	-8.6%
Past Due	1,366.365	861.620	$248.807	-36.9%
Less - Reserve for possible loan losses	(1,485.941)	(1,143.625)	($330.241)	-23.0%

INVESTMENT SECURITIES, PERMANENT	2,335.435	3,018.238	$871.567	29.2%
PROPERTY, PLANT and EQUIPMENT, net	794.787	731.677	$211.284	-7.9%
OTHER ASSETS	908.426	1,030.382	$297.540	13.4%

TOTAL ASSETS	26,027.041	23,159.856	$6,687.801	-11.0%

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	22,237.979	19,559.312	$5,648.083	-12.0%
Demand deposits	4,996.622	4,819.834	$1,391.809	-3.5%
Saving accounts	5,972.368	5,298.223	$1,529.952	-11.3%
Time deposits	11,268.989	9,441.255	$2,726.323	-16.2%

DUE TO BANKS AND CORRESPONDENTS	566.331	354.740	$102.437	-37.4%
OTHER LIABILITIES	1,188.184	1,011.038	$291.954	-14.9%

SHAREHOLDERS EQUITY:	2,034.547	2,234.766	$645.327	9.8%

TOTAL LIABILITIES AND EQUITY	26,027.041	23,159.856	$6,687.801	-11.0%

Contingent Credits	5,574.547	5,653.969	$1,632.679	1.4%
Funds under management	2,854.916	3,582.310	$1,034.453	25.5%

(1)Translated at S/.3.463 per US$1.00.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net		Total Deposits

(In % and constant S/.Mn)	31.12.02	31.12.03	31.12.02	31.12.03

Banco de Crédito del Perú	71.3%	85.3%	76.9%	89.6%
BSCH – Perú	14.9%	-----	13.4%	-----
Banco de Crédito de Bolivia	6.6%	6.9%	6.0%	6.3%
Banco de Crédito Overseas	0.5%	-----	0.3%	-----
Crédito Leasing	4.8%	5.5%	2.4%	3.1%
Solución Financiera de Crédito	1.9%	2.3%	1.0%	1.0%
TOTAL%	100.0%	100.0%	100.0%	100.0%
Total BCP	S/.14,480	S/.13,060	S/.22,238	S/.19,559

According to preliminary statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of December 31, 2003, Banco de Crédito del Perú had a total loan market share of 34.4% (29.7% at December 31, 2002), and 35.8% of deposits (34.0% at December 31, 2002). BCP’s market share in Peruvian mutual funds, through its subsidiary Credifondo, was 50.3% as of December 31, 2003 (51.8% at December 31, 2002).

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	31.12.02	31.12.03

Corporate	42.6%	42.7%
Middle market	27.1%	25.4%
Retail:	30.3%	32.0%
- small business	11.1%	9.2%
- home mortgage	11.7%	14.3%
- consumer	4.2%	4.9%
- credit cards	3.4%	3.6%
Total	100.0%	100.0%
Total Loans	S/.15,966	S/.14,204

In the current year, loan balances decreased 11.0%, with corporate loans lower by 10.9% to S/.6,062 million (US$1,751 million), middle market loans decreasing by 16.6% to S/.3,604 million (US$1,041 million), while retail loans dropped 6.2% to S/.4,538 million (US$1,310 million). Retail loans by product performed as follows:

(% change and constant S/. Mn)	31.12.02	31.12.03	31.12.03 vs 31.12.02

Small business loans	1,767	1,291	-26.9%
Mortgage loans	1,862	2,046	9.9%
Consumer loans	670	695	3.8%
Credit card loans	539	505	-6.3%
Total Retail	4,838	4,538	-6.2%

At December 31, 2003 contingent credits were S/.5,821 million (US$1,681 million), 4.4% over the December 2003 figure, mainly due to the inclusion of credit card un-used but approved lines of credit, which were not considered in previous periods, as can be seen in the Other contingent accounts caption in the following chart:

(% change and constant S/. Mn)	31.12.02	31.12.03	31.12.03 vs 31.12.02

- Guarantees and Stand-by LCs	2,430	2,243	-7.7%
- Letters of Credit	387	461	19.1%
- Acceptances	148	171	15.4%
- Foreign currency forwards	1,604	986	-38.5%
- Other contingent accounts	1,005	1,960	95.0%
Total Contingent Credits	5,575	5,821	4.4%

Third party funds managed by several subsidiaries of BCP amounted to S/.3,582 million (US$1,034 million) as of December 31, 2003, increasing 25.5% from S/.2,855 million (US$824 million) at year-end 2002, mainly because mutual funds had a better returns compared to deposit interest rates paid by banks.

LOAN QUALITY

During 2003 loan quality improved significantly. Consolidated past due loans amounted to S/.862 million (US$248.8 million) at December 31, 2003, decreasing 36.9% from the balance of S/.1,366 million (US$394.6 million) as of year-end 2002.

The ratio of past due loans as a percentage of total loans was 6.1% at December 31, 2003, improving during this quarter compared to 8.1% at September 2003 and from 8.6% at the end of 2002. The ratio of past due, refinanced and restructured loans as a percentage of total loans also decrease from 14.3% to 11.5%, from December 2002 to the end of 2003, respectively.

At the end of year 2003, refinanced loans amounted to S/.776.2 million (US$224.2 million), lower than the balance at December 2002 that was S/.914.8 million (US$264.2 million).

At the end of 2003, outstanding balances of loan loss provisions totaled S/.1,143.6 million (US$330.2 million), decreasing 23.0% compared to the preceding year mainly due to charge-offs and to lower provisioning requirements. Nevertheless, the coverage ratio of loan provisions to past due loans improve from 108.8% at the end of the preceding year, to 132.7% at December 2003.

Of total provisions outstanding at the end of the current quarter, S/.202.8 million (US$58.6 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, increasing from the balance at December 31, 2003 of S/.184.0 million (US$53.1 million).

Loans believed to be unrecoverable, fully provisioned in prior periods, were written-off during 2003 amounting to S/.594.1 million (US$171.5 million), compared to charge-offs in 2002 of S/.511.2 million (US$147.6 million).

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 15.3% of the loan portfolio in December 2003, decreasing from 17.7% that resulted in December 2002. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	31.12.02	31.12.03

A: Normal	72.3%	75.3%
B: Potential Problem	10.1%	9.4%
C: Deficient	7.3%	5.7%
D: Doubtful	5.3%	6.2%
E: Loss	5.1%	3.4%
Total	100.0%	100.0%
Total Loans	S/.15,966	S/.14,204

Loan loss provisions, net of recoveries, charged against results in 2003 amounted to S/.310.2 million (US$89.6 million), 17.7% lower than S/.377.1 million (US$108.9 million) in 2002. Provision expense in 2003 included US$21 million for the loan portfolio of the Bolivian subsidiary, decreasing from US$30 million in 2002, which were partly charged at BCP’s home-office level

CAPITAL ADEQUACY

At the end of 2003, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 9.1 to 1.0 (10.9%), while the corresponding consolidated ratio was 7.8 to 1.0 (12.9%). Risk-weighted assets include S/.1,227 million (US$354.3 million) of market-risk exposure whose coverage required S/.111.5 million (US$32.2 million) of regulatory capital at December 31, 2003. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

As of December 31, 2003, BCP’s consolidated “regulatory capital” was S/.2,182 million (US$630.0 million), decreasing compared to S/.2,301 million (US$664.5 million) in the preceding year mostly due to lower subordinated debt and higher investments. Regulatory capital included S/.187.7 million ($54.2 million) in subordinated debt in the current year, which decreased from S/.222.7 million (US$64.3 million) in December 2002.

	BCP unconsolidated		BCP consolidated

(In constant S/. Mn.)	31.12.02	31.12.03	31.12.02	31.12.03

Regulatory capital	1,437	1,632	2,301	2,182
Risk weighted assets	13,841	14,915	18,341	16,984

Weighted assets / Capital	9.6	9.1	8.0	7.8
Capital / Weighted Assets	10.4%	10.9%	12.5%	12.9%

Section IV

EXHIBIT 1

COMPLEMENTARY INFORMATION

Risk Classifications

The Pacific Credit Ratings and Apoyo y Asociados Internacionales.

Issue	PCR	Apoyo	Top Local

Common Stock	PCN 1	1ª	1
Corporative Bonds	BB-	BB-

Market Shares

Credicorp’s common shares are traded on the New York Stock Exchange (NYSE) and the Lima stock exchange. The following chart shows, for the periods indicated, the high, low and closing prices and the average daily volume traded on the NYSE. The common shares are quoted in U.S. Dollars on both the NYSE and the Lima stock exchange.

CREDICORP -
NYSE 2003
Code ISIN	Nemónico	Period Month	Open	Close	Low	High	Average
BMG2519Y1084	BAP	2003-01	9.50	10.20	10.26	9.30	9.62
BMG2519Y1084	BAP	2003-02	10.20	10.45	10.75	10.15	10.50
BMG2519Y1084	BAP	2003-03	10.44	10.00	10.45	9.51	10.02
BMG2519Y1084	BAP	2003-04	10.00	9.59	10.50	9.41	10.17
BMG2519Y1084	BAP	2003-05	9.58	10.15	10.25	9.50	10.01
BMG2519Y1084	BAP	2003-06	10.10	9.91	10.13	9.70	9.92
BMG2519Y1084	BAP	2003-07	10.00	9.75	10.07	9.61	9.90
BMG2519Y1084	BAP	2003-08	9.70	9.85	10.04	9.44	9.74
BMG2519Y1084	BAP	2003-09	9.90	10.00	10.10	9.90	10.03
BMG2519Y1084	BAP	2003-10	10.00	10.60	10.69	10.00	10.42
BMG2519Y1084	BAP	2003-11	10.60	11.58	11.65	10.60	11.08
BMG2519Y1084	BAP	2003-12	11.70	13.20	13.60	11.60	12.27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2004

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.